Filed pursuant to Rule 424(b)(5)
Registration No. 333-171946

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 7, 2011)

12,555,550 Shares of Common Stock

RAINMAKER SYSTEMS, INC.

We are offering 12,555,550 shares of our common stock pursuant to this prospectus supplement and the accompanying prospectus.

Our common stock is listed on the NASDAQ Capital Market under the symbol “RMKR.” The last reported sales price of our common stock on March 28, 2013 was $0.45 per share. As of March 28, 2013, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $21.6 million based on 28,949,533 shares of outstanding common stock, of which 2,572,012 shares were held by affiliates as of such date, and a price of $0.82 per share, which was the last reported sale price of our common stock as quoted on the NASDAQ Capital Market on February 4, 2013. We have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on, and includes, the date of this prospectus supplement.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$0.45	$5,649,998
Proceeds, before expenses, to us	$0.45	$5,649,998

Delivery of the shares of common stock is expected to be made on or about April 3, 2013.

The date of this prospectus supplement is March 28, 2013.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing this information to you about this offering of securities in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of shares of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus dated March 7, 2011 included in our registration statement on Form S-3 (SEC File No. 333-171946), which provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date, the statement in the document having a later date modifies or supersedes, as applicable, the earlier statement.

This prospectus supplement contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus supplement is a part, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find Additional Information.”

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with information different from that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or in any free writing prospectus that we may provide to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give. We are offering to sell and are seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, and any information that we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since such dates. It is important for you to read and consider all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find Additional Information” below.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Rainmaker,” “we,” “us,” “our,” “the Company” or similar references refer to Rainmaker Systems, Inc. and its subsidiaries.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, and may not contain all of the information that is important to you in making a decision to invest in our common stock. You should read this prospectus supplement and the accompanying prospectus carefully, including the information incorporated by reference and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety. Investors should carefully consider the information set forth under “Risk Factors” in this prospectus supplement before making an investment decision. Investors should also carefully read the information incorporated by reference into this prospectus supplement, including our financial statements, and the exhibits to the registration statement of which this prospectus supplement is a part.

Company Overview

We are a Commerce-as-a-Service (“CaaS”) company that helps large enterprises gain greater market share and increased brand awareness for their cloud-based or on-premise based product offerings in the worldwide small and medium-sized business (“SMB”) markets. Our business-to-business (“B2B”), e-commerce solutions drive online sales and renewals for products, subscriptions and training for our clients and their channel partners. We do this with an advanced e-commerce open architecture Software-as-a-Service (“SaaS”) platform that easily integrates cloud-based applications and on-premise applications with our Global Commerce Services to provide our clients with a strategic partnership. We believe that a key differentiator of our solution is that we provide Global Commerce Services supporting multiple payment methods, currencies and language capabilities. We offer three primary solutions designed to provide our clients with a mechanism to increase revenue from our clients’ mid-market customers:

GrowCommerce B2B Storefront: Our GrowCommerce platform allows customers to sell digital, physical or subscription based products directly to their SMB customers or via their channel partners. Customers have the potential to build sales and expand into fast growing online markets worldwide, while we handle the applicable country’s specific details, such as taxes, regulations, payments, e-marketing and more. Our solution’s key features are its ability to handle complex pricing configurations including volume discounts and its ability to support standard business buying processes, such as purchase orders and price quotes good for up to 30-days, all while providing the end customer the ability to request assistance from a Global Commerce Service Agent to support product or purchase questions that are often needed for large dollar value orders.

GrowCommerce for Renewals: By integrating software, managed services and data, GrowCommerce for Renewals provides end-to-end management and optimization of the service contract renewals process and high-level visibility into contract details that can result in increased renewal rates. GrowCommerce for Renewals delivers personalized, multi-mode integrated marketing notifications, allows customers to streamline business process to effectively manage orders, and automates complex pricing, including co-termination, contract consolidation and quote management, and delivers support for complete click-to-cash process, including invoicing, credit and collection.

ViewCentral Learning Management System: Our ViewCentral (“LMS”) platform is a SaaS, cloud-based, on-demand, training management system, available 24x7 with no software installation. This self-service platform is highly configurable, so our customers utilize only the modules they need, branded as they choose. Designed specifically to automate time-consuming manual administration and to maximize training participation, the ViewCentral suite contains tools for before, during and after course delivery, and typical implementation time is between three to five weeks.

We believe we deliver a high value service to our clients’ customers in a cost effective manner while delivering channel friendly ways designed to increase online sales. The scalability of our solution enables us to sell in over 28 languages from sales centers around the globe. Our solution is designed to help provide optimized service revenue performance across different revenue models, distribution models and segments within technology and technology-enabled industries, including hardware, software, software-as-a-service, medical, telco, and industrial systems.

Our Clients

Our clients consist of large enterprises in a range of industries, including computer hardware and software and information services selling into their SMB market. Our clients typically have large customer bases and products and services that require complex selling processes to generate sales, thereby enabling them to benefit from our focused sales and marketing programs to assist them to generate more revenue. We currently have approximately 40 clients, operating primarily in the computer hardware and software and information services industries. In the year ended December 31, 2012, three clients each accounted for 10% or more of our revenue, with Microsoft Corporation representing approximately 35% of our net revenue, Symantec Corporation representing approximately 21% of our net revenue and the Hewlett-Packard Company representing approximately 11% of our net revenue.

Financial Highlights

Net revenue for 2012 was $25.4 million, compared to $26.4 million in 2011. Net revenue in the fourth quarter of 2012 was $5.2 million, compared to net revenue in the fourth quarter of 2011 of $7.1 million. Gross margin for the year ended 2012 improved sequentially to 43%, compared to 42% in the 2011 comparative period.

Net loss from continuing operations for the fourth quarter of 2012 was $921,000, or a net loss of $0.04 per share, compared with a net loss from continuing operations in the preceding quarter of $944,000, or a net loss of $0.03 per share, and a net loss from continuing operations in the fourth quarter of 2011 of $2 million, or a net loss of $0.07 per share. Net loss from continuing operations for the fourth quarter of 2012 included approximately $3.3 million attributable to the loss on the sale of discontinued operations in Manila.

The audit of our consolidated financial statements for the year ended December 31, 2012 is ongoing and could result in changes to these amounts. Our audited consolidated financial statements as of and for the year ended December 31, 2012 will not be available until after this offering is completed, and consequently will not be available to you prior to investing in this offering.

Corporate Information

We were founded in 1991 and are headquartered in Silicon Valley in Campbell, California. We are incorporated in Delaware. As of December 31, 2012, we had operation centers in or near Austin, Texas and London, England. On January 25, 2013, we announced that our operations in Austin, Texas will be consolidated into our operations at our headquarters in Silicon Valley and in our operations center near London, England. Our principal office is located at 900 East Hamilton Ave., Suite 400, Campbell, CA 95008 and our phone number is (408) 626-3800. Our website is www.rainmakersystems.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports are available without charge on our website, as soon as reasonably practicable following the time they are filed with or furnished to the SEC. The information on or accessible through our website is not incorporated into or part of this prospectus supplement or the accompanying prospectus. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. The SEC also maintains a website that contains our reports, proxy and information statements, and other information at www.sec.gov.

The Offering

Common stock offered by us	12,555,550 shares

Common stock to be outstanding immediately after this offering	41,505,083 shares

Use of proceeds	We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. You should read the discussion under the heading “Use of Proceeds” on page S-39 for more information.

NASDAQ Capital Market Symbol	RMKR

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-7 of this prospectus supplement and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 28,949,533 shares outstanding as of March 28, 2013, and excludes as of that date:

•	1,588,037 shares of our common stock issuable upon the exercise of outstanding options as of March 28, 2013 at a weighted-average exercise price of $1.11 per share;

•	1,577,979 shares of our common stock issuable upon the exercise of outstanding warrants as of March 28, 2013 at a weighted-average exercise price of $1.38 per share; and

•	1,234,688 shares of our common stock available for future equity awards under our 2003 Stock Incentive Plan.

Summary Consolidated Financial Data

The summary financial data presented below under the heading “Consolidated Statement of Operations Data” for the years ended December 31, 2011 and 2010, and the heading “Consolidated Balance Sheet Data” as of December 31, 2011 differ in certain respects from our audited consolidated financial statements included in our Annual Reports on Form 10-K for the years ended December 31, 2011 and 2010. Certain prior year amounts have been retrospectively revised to conform to the current year presentation. In the year ended December 31, 2012, we completed the sale of Rainmaker Systems, Ltd. and its wholly-owned subsidiary, Rainmaker Asia, Inc. (together “Manila” or “RSL”). The sale of RSL met the definition of discontinued operations and all assets of RSL have been separately presented under current assets and all liabilities of RSL are included under current liabilities as presented for the year ended December 31, 2011. RSL’s operating activities are segregated from our continuing operations including within the consolidated statements of operations and comprehensive loss, and classified solely under the caption loss from discontinued operations, net of tax. As such, certain amounts reported in the accompanying consolidated financial statements for 2011 and 2010 have been retrospectively revised to conform to the 2012 presentation. There were no other reclassifications or revisions that had a material effect on previously reported results of operations, total assets or accumulated deficit.

Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and with our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2011.

All amounts presented in this prospectus supplement as of and for the years ended December 31, 2012, 2011 and 2010 are unaudited. The audit of our consolidated financial statements for the year ended December 31, 2012 is ongoing and could result in changes to these amounts. Our audited consolidated financial statements as of and for the year ended December 31, 2012 will not be available until after this offering is completed, and consequently will not be available to you prior to investing in this offering. As described above, the consolidated financial data presented below for the years ended December 31, 2011 and 2010 have been retrospectively revised to reflect the effect of the sale of discontinued operations, and therefore have not been audited.

Consolidated Statement of Operations Data

(Unaudited)

	Year Ended December 31,
	2012	2011	2010
Net revenue	$25,360	$26,377	$32,771
Cost of services	14,397	15,344	16,274

Gross margin	10,963	11,033	16,497

Operating expenses:
Sales and marketing	1,978	3,883	3,621
Technology and development	5,557	7,457	8,834
General and administrative	5,463	7,818	9,215
Depreciation and amortization	1,642	2,380	3,508
Loss (gain) on fair value re-measurement	—	44	(190)

Total operating expenses	14,640	21,582	24,988

Operating loss	(3,677)	(10,549)	(8,491)
Gain due to change in fair value of warrant liability	(169)	(298)	—
Interest and other expense, net	216	178	965

Loss before income tax expense	(3,724)	(10,429)	(9,456)
Income tax expense	241	19	126

Net loss from continuing operations	(3,965)	(10,448)	(9,582)
Net loss from discontinued operations (including loss on disposal of $3,341 in 2012)	(6,307)	(531)	(368)

Net loss	$(10,272)	$(10,979)	$(9,950)

Foreign currency translation adjustments	329	(452)	6

Comprehensive loss	$(9,943)	$(11,431)	$(9,944)

Basic and diluted net loss per share:
Net loss from continuing operations	$(0.15)	$(0.42)	$(0.47)
Net loss from discontinued operations	(0.23)	(0.02)	(0.02)

Net loss	$(0.38)	$(0.44)	$(0.49)

Weighted average common shares - Basic and diluted	27,123	25,050	20,380

Consolidated Balance Sheet Data

(Unaudited)

	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$4,494	$8,490
Restricted cash	52	18
Accounts receivable, net	3,720	4,587
Prepaid expenses and other current assets	1,292	876
Assets held for sale	—	4,164

Total current assets	9,558	18,135
Property and equipment, net	2,455	2,861
Goodwill	5,337	5,268
Other non-current assets	416	507

Total assets	$17,766	$26,771

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$7,159	$5,702
Accrued compensation and benefits	425	740
Other accrued liabilities	3,142	3,097
Deferred revenue	2,311	2,629
Current portion of notes payable	2,727	4,306
Liabilities related to assets held for sale	—	2,163

Total current liabilities	15,764	18,637
Deferred tax liability	567	473
Long-term deferred revenue	44	103
Common stock warrant liability	348	517
Notes payable, less current portion	1,800	—

Total liabilities	18,523	19,730

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.001 par value; 50,000 shares authorized, 30,454 shares issued and 28,428 shares outstanding at December 31, 2012 and 28,686 shares issued and 26,813 shares outstanding at December 31, 2011	27	26
Additional paid-in capital	130,402	129,373
Accumulated deficit	(128,198)	(117,926)
Accumulated other comprehensive loss	(261)	(1,827)
Treasury stock, at cost, 2,026 shares at December 31, 2012 and 1,874 shares at December 31, 2011	(2,727)	(2,605)

Total stockholders’ equity (deficit)	(757)	7,041

Total liabilities and stockholders’ equity (deficit)	$17,766	$26,771

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as other information in this prospectus supplement and the accompanying prospectus or in any other documents incorporated by reference herein and therein. Each of the risks described in these sections and documents could adversely affect our business, financial condition, results of operations and prospects, and could result in a complete loss of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below.

Risks Related to this Offering

Our common stock price is volatile.

During the year ended December 31, 2012, the price for our common stock fluctuated between $0.55 per share and $1.37 per share. During the year ended December 31, 2011, the price for our common stock fluctuated between $0.38 per share and $1.68 per share. The trading price of our common stock may continue to fluctuate widely, including due to:

•	quarter to quarter variations in results of operations;

•	loss of a major client;

•	changes in the economic environment which could reduce our potential;

•	announcements of technological innovations by us or our competitors;

•	changes in, or our failure to meet, the expectations of securities analysts;

•	new products or services offered by us or our competitors;

•	changes in market valuations of similar companies;

•	announcements of strategic relationships or acquisitions by us or our competitors;

•	other events or factors that may be beyond our control;

•	dilution resulting from the raising of additional capital; or

•	other factors discussed elsewhere in “Risk Factors”, as well as any updates contained in subsequent filings with the SEC or any applicable prospectus supplement or free writing prospectus.

In addition, the securities markets in general have experienced extreme price and trading volume volatility in the past. The trading prices of securities of companies in our industry have fluctuated broadly, often for reasons unrelated to the operating performance of the specific companies. These general market and industry factors may adversely affect the trading price of our common stock, regardless of our actual operating performance.

Our stock price is volatile, and we could face securities class action litigation. In the past, following periods of volatility in the market price of their stock, many companies have been the subjects of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management’s attention and resources and could cause our stock price to fall.

If we fail to meet the Nasdaq Capital Market listing requirements, our common stock will be delisted.

If we experience losses from our operations, are unable to raise additional funds or our stock price does not meet minimum standards, we may not be able to maintain the standards for continued listing on the Nasdaq Capital Market, which include, among other things, that our common stock maintain a minimum closing bid price of at least $1.00 per share and that we maintain a minimum stockholders’ equity of $2.5 million (subject to applicable grace and cure periods).

On November 12, 2012, we received notification from Nasdaq indicating that we were not in compliance with the Nasdaq’s continued listing requirements because we did not meet the minimum stockholders’ equity requirement of $2.5 million, nor the alternatives of market value of listed securities or net income from continuing operations.

On December 26, 2012, Nasdaq notified us that we no longer complied with Nasdaq’s minimum bid price requirement, because the price of our common stock had closed at less than $1.00 per share over the then previous 30 consecutive trading days. The notice also stated that we would be provided an initial 180 calendar days to regain compliance with minimum bid price requirement, and that we would be eligible for an additional 180 calendar days to regain compliance with the minimum bid price requirement if we meet the continued listing requirement for market value publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and we provide written notice to Nasdaq of our intention to cure the deficiency during the additional compliance period by effecting a reverse stock split, if necessary.

On February 14, 2013, Nasdaq further notified us that the Nasdaq Listing Qualifications Staff had determined to deny our request for continued listing on the Nasdaq Capital Market because we did not meet the minimum stockholders’ equity requirement of $2.5 million. We appealed the Staff’s determination by requesting a hearing before the Nasdaq Listing Qualifications Panel, which stays the suspension of trading and de-listing of the Company’s common stock while the appeals process is pending. The hearing is scheduled for March 28, 2013. Accordingly, the common stock continues to trade on the Nasdaq Capital Market pending the Panel’s decision. The Nasdaq Staff has recommended to the appeals panel that our common stock be delisted from the Nasdaq Capital Market.

If our common stock is delisted from the Nasdaq Capital Market, our stock would become harder to buy and sell. Consequently, if we were removed from the Nasdaq Capital Market, the ability or willingness of broker-dealers to sell or make a market in our common stock might decline. As a result, the ability to resell shares of our common stock could be adversely affected.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from the offering under this prospectus supplement, and you will be relying on the judgment of our management regarding the application of these proceeds. Except as described in this prospectus supplement or in any related free writing prospectus that we may authorize to be provided to you, the net proceeds received by us from our sale of the securities described in this prospectus supplement will be added to our general funds and will be used for our general corporate purposes. Our management might not apply the net proceeds from the offering of our securities in ways that increase the value of your investment and might not be able to yield a significant return, if any, on any investment of such net proceeds. You will not have the opportunity to influence our decisions on how to use such proceeds.

You will experience immediate and substantial dilution in the book value per share of the common stock underlying the shares you purchase.

The public offering price of the common stock offered pursuant to this prospectus supplement is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of common stock from the price per share that you pay for the common stock. If the holders of outstanding options or warrants exercise those options or warrants at prices below the public offering price, you will incur further dilution. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase shares in this offering.

Shares eligible for sale in the future could negatively affect our stock price.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that these sales could occur. This might also make it more difficult for us to raise funds through the issuance of securities. As of December 31, 2012, we had 28.4 million outstanding shares of common stock which included 2.3 million unvested shares issued pursuant to restricted stock awards granted to certain employees and directors. These restricted shares will become available for public sales subject to the respective employees’ and directors’ continued employment or service with us over vesting periods of not more than four years. In addition, there were an aggregate of 2.7 million shares of common stock issuable upon exercise of outstanding stock options and warrants, including 1.2 million shares of common stock issuable upon exercise of options outstanding under our option plan and 1.6 million shares of common stock issuable upon exercise of the outstanding warrants issued to the investors in our June 2011 equity offering. These warrants have a five-year term. We may issue and/or register additional shares, options, or warrants in the future in connection with acquisitions, employee compensation or otherwise.

We do not currently pay dividends to holders of our common stock, and we cannot assure you that we will pay dividends to holders of our common stock in the future.

Although our board of directors may consider a dividend policy under which we would pay cash dividends on our common stock, any determinations by us to pay cash dividends on our common stock in the future will be based primarily upon our financial condition, results of operations, business requirements, tax considerations and our board of directors’ continuing determination that the declaration of dividends under the dividend policy are in the best interests of our stockholders and are in compliance with all laws and agreements applicable to the dividend program. Consequently, investors may be required to rely on sales of their common stock as the only way to realize any future gains on their investment. The terms of our credit agreements contain provisions restricting the payment of cash dividends subject to certain exceptions.

If securities analysts do not publish research or reports about our business or if they change their financial estimates or investment recommendation, the price of our stock could decline.

The trading market for our common shares will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control or influence the decisions or opinions of these analysts and analysts may not cover us.

If any analyst who covers us changes his or her financial estimates or investment recommendation, the price of our stock could decline. If any analyst ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Risks Related to Our Business

We have incurred recent losses and may incur losses in the future.

We incurred a net loss in three of the four quarters of 2010, as well as all four quarters of 2011 and 2012. Our unaudited accumulated deficit through December 31, 2012 is $128.2 million. We cannot guarantee that our future operations will result in net income. A failure to increase future revenues will harm our business. If our revenues grow more slowly than we anticipate or our operating expenses exceed our expectations, our operating results will suffer. Factors which may cause us to incur losses in the future include:

•	the demand for and acceptance of our services;

•	the demand for our clients’ products and services;

•	the length of the sales and integration cycle for our new clients;

•	our ability to expand relationships with existing clients;

•	our ability to develop and implement additional services, products and technologies;

•	the success of our direct sales force;

•	our ability to retain existing clients;

•	the granting of additional stock options and/or restricted stock awards resulting in additional stock-based compensation expense;

•	new product and service offerings from our competitors;

•	general economic conditions, especially given the very difficult and challenging macroeconomic environment and the difficulty in predicting demand during these uncertain times;

•	regulatory compliance costs;

•	our ability to integrate acquisitions and the costs and write-downs associated with them, including the amortization of intangibles;

•	our ability to expand our operations, including potential further international expansion; and

•	the loss of a significant client.

Our financial statements have been prepared assuming that we will continue as a going concern. If we are unable to raise a sufficient amount of capital in this offering, that factor raises substantial doubt about our ability to continue as a going concern and may cause our independent auditors to include a “going concern” qualification in their opinion on our consolidated financial statements as of and for the year ended December 31, 2012.

We may need to raise additional capital to meet our working capital and planned growth objectives, it might not be available to us on acceptable terms, if at all.

Following this offering, we may need to secure additional capital to fund our working capital and capital expenditure requirements. To date, we have raised capital through both equity and debt financings. On April 25, 2007, we completed a follow-on public offering of our common stock in which we issued an additional 3.5 million shares and raised approximately $27 million in net proceeds. In June 2011, we issued and sold 3.7 million shares of our common stock, together with warrants to purchase up to an aggregate 1.6 million additional shares, in a public offering. We received gross cash proceeds of approximately $3.9 million from the equity offering. Any additional equity financing will be dilutive to stockholders, and additional debt financing, if available, may involve restrictive covenants and interest expense that will affect our financial results. At December 31, 2012, our cash balance was $4.5 million, and our net working capital deficit was $6.2 million. Following this offering, we believe that our cash and cash equivalent balance and anticipated improvements in cash flows from operations due to forecasted revenue growth and operating cash savings from our implemented and planned cost saving initiatives will be sufficient to meet our operating requirements for the next twelve months. We expect to maintain our current level of borrowings, subject to our ability to arrange new or renew our existing debt facilities, to assist in funding our future growth and working capital requirements. If forecasted revenue growth does not materialize, or if we are unsuccessful in reducing the usage of cash to fund our operations or if we are unsuccessful in raising capital through this offering, we will be required to seek additional external financing or further reduce operating costs, which could jeopardize our current operations and future strategic initiatives and business plans, and affect our ability to pay our liabilities as they become due. Other external financing sources may not be available, may be inadequate to fund our operations, or may be on terms unfavorable to the Company. These factors raise substantial doubt about our ability to continue as a going concern.

Because we depend on a small number of clients for a significant portion of our revenue, the loss of a single client or any significant reduction in the volume of services we provide to any of our significant clients could result in a substantial decrease in our revenue and have a material adverse impact on our financial position.

In the year ended December 31, 2012, three clients each accounted for 10% or more of our revenue, with Microsoft Corporation (“Microsoft”) representing approximately 35% of our net revenue, Symantec Corporation (“Symantec”) representing approximately 21% of our net revenue and the Hewlett-Packard Company (“Hewlett-Packard”) representing approximately 11% of our net revenue. During the year ended December 31, 2011, three clients each accounted for 10% or more of our net revenue, with Microsoft representing approximately 22% of our net revenue, Symantec representing approximately 21% of our net revenue and Hewlett-Packard representing approximately 14% of our net revenue. In 2010, three clients each accounted for 10% or more of our net revenue, with Sun Microsystems representing approximately 22% of our net revenue, Hewlett-Packard representing approximately 19% of our net revenue and Symantec accounting for approximately 16% of our net revenue.

We expect that a small number of clients will continue to account for a significant portion of our net revenue for the foreseeable future. The loss of any of our significant clients or client initiated changes to our client programs may cause a significant decrease in our revenue. In addition, our software and technology clients operate in industries that experience consolidation from time to time, which could reduce the number of our existing and potential clients. Any loss of a single significant client or changes to client programs may have a material adverse effect on our financial position, cash flows and results of operations.

Our clients may, from time to time, restructure their businesses or get acquired by another company, which may adversely impact the revenues we generate from those clients. Sun Microsystems, formerly a significant client in 2010, was acquired by Oracle Corporation in 2010, and thereafter elected to terminate our services. Any restructuring, termination or non-renewal of our services by any of our significant clients could reduce the volume of services we provide and further reduce our expected future revenues, which would likely have a material adverse effect on our financial position, cash flows and results of operations.

Macro-economic conditions could negatively impact our results of operations.

Unfavorable macro-economic conditions have contributed to our clients reducing their overall marketing spending and our clients’ customers reducing their purchases of our clients’ products and services. If the economic climate in the U.S. or abroad does not improve from its current condition or deteriorates, our clients or prospective clients could reduce or delay their purchases of our services, and our clients’ customers could reduce or delay their purchases of our clients’ products and services, which would adversely impact our revenues and our profitability.

Our business plan requires us to effectively manage our costs. If we do not achieve our cost management objectives, our financial results could be adversely affected.

Our business plan and expectations for the future require that we effectively manage our cost structure, including our operating expenses and capital expenditures. To the extent that we do not effectively manage our costs, our financial results may be adversely affected, particularly if the current unfavorable macro-economic conditions in the U.S. and abroad continue to contribute to our clients reducing their overall marketing spending and our clients’ customers reducing their purchases of our clients’ products and services, thereby negatively affecting our revenue.

We have strong competitors and may not be able to compete effectively against them.

Competition in our industry is intense, and such competition may increase in the future. Our competitors include e-commerce service providers of service contract sales and lead generation services, enterprise application software providers, providers of database marketing services, online marketing services and companies that offer training management systems. We also face competition from internal marketing and technology departments of current and potential clients. Additionally, for portions of our service offering, we may face competition from outsource providers with substantial offshore facilities which may enable them to compete aggressively with similar service offerings at a substantially lower price. Many of our existing or potential competitors have greater brand recognition, longer operating histories, and significantly greater financial, technical and marketing resources, which could further impact our ability to address competitive pressures. Should competitive factors require us to increase spending for, and investment in, client acquisition and retention or for the development of new services, our expenses could increase disproportionately to our revenues. Competitive pressures may also necessitate price reductions and other actions that would likely affect our business adversely. Additionally, there can be no assurances that we will have the resources to maintain a higher level of spending to address changes in the competitive landscape. Failure to maintain or to produce revenue proportionate to any increase in expenses would have a negative impact on our financial position, cash flows and operating results.

Our agreements with our clients allow for termination with short notice periods.

Our agreements generally allow our clients to terminate such agreements without cause with 30 to 90 days notice. Our clients are under no obligation to renew their engagements with us when their contracts come up for renewal. In addition, our agreements with our clients are generally not exclusive. Our agreements with Symantec expire in March 2014 and can generally be terminated prior to expiration with ninety days notice. Our agreements with Microsoft expire at various dates from June 2013 through June 2015, and generally can be terminated with thirty days notice.

Our revenue will decline if demand for our clients’ products and services decreases.

A significant portion of our business consists of marketing and selling our clients’ products and services to their customers. In addition, a significant percentage of our revenue is based on a “revenue share” and “pay for performance” model in which our revenue is based on the revenue we generate for our clients or the amount of our clients’ products and services that we sell. Accordingly, if a particular client’s products and services fail to appeal to its customers for reasons beyond our control, such as preference for a competing product or service, our revenue may decline. In addition, revenue from our service offerings could decline if our clients reduce their marketing efforts.

Any efforts we may make in the future to expand our service offerings may not succeed.

To date, we have focused our business on providing our service offerings to enterprises in selected markets that retain our services in an effort to market and sell their offerings to their business customers. We may seek to expand our service offerings in the future to other markets, including other geographical areas and industry verticals or seek to provide other related services to our clients. Any such effort to expand could cause us to incur significant investment costs and expenses and could ultimately not result in significant revenue growth for us. In addition, any efforts to expand could divert management resources from existing operations and require us to commit significant financial and other resources to unproven businesses.

We have signed clients to our channel contract sales solution to increase revenue from our clients’ resellers. While this solution has been adopted by a number of resellers of our clients, there is no assurance that all major resellers will use this solution, which may limit us from achieving the full revenue potential of this solution.

Any acquisitions or strategic transactions in which we participate could result in dilution, unfavorable accounting charges and difficulties in successfully managing our business.

As part of our business strategy, we review from time to time acquisitions or other strategic transactions that would complement our existing business or enhance our technology capabilities. Future acquisitions or strategic transactions could result in potentially dilutive issuances of equity securities, the use of cash, large and immediate write-offs, the incurrence of debt and contingent liabilities, amortization of intangible assets or impairment of goodwill, any of which could cause our financial performance to suffer. Furthermore, acquisitions or other strategic transactions entail numerous risks and uncertainties, including:

•	difficulties assimilating the operations, personnel, technologies, products and information systems of the combined companies;

•	diversion of management’s attention;

•	risks of entering geographic and business markets in which we have no or limited prior experience; and

•	potential loss of key employees of acquired organizations.

We perform a valuation analysis on all of our acquisitions as a basis for initially recognizing and measuring intangible assets including goodwill in our financial statements. We are required to test for impairment the carrying value of our goodwill at the reporting unit level at least annually, and we are required to test for impairment the carrying value of these assets as well as our other intangible assets that are subject to amortization and our tangible long-lived assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Such events or changes in circumstances may include a persistent decline in stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in our industry.

We performed our annual goodwill impairment evaluation for 2012 as of December 31, 2012, and noted that no impairment existed at that time. At December 31, 2012, we had $5.3 million in goodwill. In the future, our test of impairment could result in further adjustments, or in write-downs or write-offs of assets, which would negatively affect our financial position and operating results.

We cannot be certain that we would be able to successfully integrate any operations, personnel, technologies, products and information systems that might be acquired in the future, and our failure to do so could have a material adverse effect on our financial position, cash flows and operating results.

Our business strategy may include further expansion into foreign markets, which would require increased expenditures, and if our international operations are not successfully implemented, they may not result in increased revenue or growth of our business.

On January 25, 2007, we acquired the business of CAS Systems, which had operations near Montreal, Canada. In the first quarter of 2009, we established our Rainmaker Europe subsidiary in the United Kingdom. On January 29, 2010, we acquired Optima, headquartered near London, England. Our growth strategy may include further expansion into international markets. Our international expansion may require significant additional financial resources and management attention, and could have a negative effect on our financial position, cash flows and operating results. In addition, we may be exposed to associated risks and challenges, including:

•	regional and economic political conditions;

•	foreign currency fluctuations;

•	different or lesser protection of intellectual property rights;

•	longer accounts receivable collection cycles;

•	different pricing environments;

•	difficulty in staffing and managing foreign operations;

•	laws and business practices favoring local competitors; and

•	foreign government regulations.

We cannot guarantee that we will be successful in creating international demand for our services and software or that we will be able to effectively sell our clients’ products and services in international markets.

Our growth and success depend, in part, on our ability to add new clients.

Key elements of our growth strategy include adding new clients, extending the term of existing client agreements and growing the business of our existing clients. Competition for clients is intense, and we may not be able to add new clients or keep existing clients on favorable terms, or at all. If we are unable to add and launch new clients within the time frames projected by us, we may not be able to achieve our targeted results in the expected periods.

Our success depends on our ability to successfully restructure our business and manage growth.

We have recently undergone changes in our executive management team. Our new Chief Executive Officer, Donald Massaro, joined our Company in December 2012, and our new Chief Financial Officer, Mallorie Burak, joined our Company in January 2013. Our new executive management team has undertaken a restructuring of our Company’s operations aimed at repositioning the Company for future growth. Execution of the plan by the new management team to restructure and reposition the business is essential to future growth. In addition, any future growth will place additional demands on our managerial, administrative, operational and financial resources. We will need to improve our operational, financial and managerial controls and information systems and procedures and will need to train and manage our overall work force. If we are unable to successfully implement our restructuring plan or manage additional growth effectively, our business, financial condition and results of operations will be significantly harmed.

The length and unpredictability of the sales and integration cycles could cause delays in our revenue growth.

Selection of our services and software can entail an extended decision making process on the part of prospective clients. We often must educate our potential clients regarding the use and benefit of our services and software, which may delay the evaluation and acceptance process. For our CaaS solutions, the selling cycle can extend to approximately 9 to 12 months or longer between initial client contact and signing of an agreement. Once our services and software are selected, integration with our clients’ systems can be a lengthy process, which further impacts the timing of revenue. Because we are unable to control many of the factors that will influence our clients’ buying decisions or the integration process of our services and software, it can be difficult to forecast the growth and timing of our revenue.

Our quarterly operating results may fluctuate, and if we do not meet market expectations, our stock price could decline.

Our future operating results may not follow past trends in every quarter. In any future quarter, our operating results may fall below the expectations of public market analysts and investors.

Factors which may cause our future operating results to be below expectations include:

•	the growth of the market for our sales and marketing solutions;

•	the demand for and acceptance of our services;

•	the demand for our clients’ products and services;

•	the length of the sales and integration cycle for our new clients;

•	our ability to expand relationships with existing clients;

•	our ability to develop and implement additional services, products and technologies;

•	the success of our direct sales force;

•	our ability to retain existing clients;

•	the granting of additional stock options and/or restricted stock awards resulting in additional stock-based compensation expense;

•	new product and service offerings from our competitors;

•	general economic conditions;

•	regulatory compliance costs;

•	seasonality in our sales;

•	dependence on key personnel and employee turnover; and

•	the loss of a significant client.

We are subject to certain financial covenants under our loan agreement with Comerica Bank. If we are unable to satisfy these covenants or obtain a waiver, the lender could demand immediate repayment of their loans made to us.

On June 14, 2012, we entered into a Loan and Security Agreement with Comerica Bank (the “Credit Facility”), which replaced Bridge Bank, N.A. as our primary lender. The maximum amount of credit available to us under the Credit Facility is $5 million, comprised of a $3 million term loan facility (“Term Loan”) and a $2 million revolving line of credit (“Revolving Line”), which includes a $500,000 sub-facility for letters of credit and certain credit card services. The loan agreement is secured by substantially all of our consolidated assets. We must comply with certain financial covenants, including maintaining unrestricted cash with Comerica Bank equal to the greater of $1 million or the aggregate outstanding amount of Term Loan advances, and not less than $1 million upon achieving positive cash flow, and maintaining a minimum liquidity ratio with respect to all indebtedness owing to Comerica Bank of at least 1.25 to 1.00, which Comerica Bank agreed to reduce to 1.00 to 1.00 until April 15, 2013. The Credit Facility contains customary covenants that will, subject to limited exceptions, require Comerica Bank’s approval to, among other things, (i) create liens; (ii) make capital expenditures; (iii) pay cash dividends; and (iv) merge or consolidate with another company. The Credit Facility provides for customary events of default, including nonpayment, breach of covenants, material adverse events, payment defaults of other indebtedness, and certain events of bankruptcy, insolvency and reorganization that may result in acceleration of outstanding amounts under the Credit Facility. In addition, failure to deliver to Comerica Bank an unqualified audit opinion (including no going concern comment or qualification) to our annual audited consolidated financial statements would constitute an event of default under the Credit Facility. If we are not able to comply with such covenants or if any event of default otherwise occurs, our outstanding loan balance could become due and payable immediately and our existing credit facilities with Comerica Bank could be canceled. Unless we are able to obtain a waiver from Comerica Bank for any covenant violations, our business, financial condition and results of operations would be significantly harmed. For the year ended December 31, 2012, we were in compliance with these covenants.

We may experience seasonality in our sales, which could cause our quarterly operating results to fluctuate from quarter to quarter.

As we continue to grow our service offerings, we will experience seasonal fluctuations in our revenue as companies’ spending on marketing can be stronger in some quarters than others partially due to our clients’ budget and fiscal schedules. In addition, since certain of our service offerings have lower gross margins than our other service offerings, we may experience quarterly fluctuations in our financial performance as a result of a seasonal shift in the mix of our service offerings.

If we are unable to attract and retain highly qualified board members, management, sales and technical personnel, the quality of our services may decline, and our ability to execute our growth strategies may be harmed.

Our success depends to a significant extent upon the contributions of our board members, executive officers and key sales and technical personnel and our ability to attract and retain highly qualified sales, technical and managerial personnel. Competition for personnel is intense as these personnel are limited in supply. We have at times experienced difficulty in recruiting qualified personnel, and there can be no assurance that we will not experience difficulties in the future, which could limit our future growth. The loss of members of our board of directors or certain key personnel could seriously harm our business.

We rely heavily on our communications infrastructure, and the failure to invest in or the loss of these systems could disrupt the operation and growth of our business and result in the loss of clients or our clients’ customers.

Our success is dependent in large part on our continued investment in sophisticated computer, Internet and telecommunications systems. We have invested significantly in technology and anticipate that it will be necessary to continue to do so in the future to remain competitive. These technologies are evolving rapidly and are characterized by short product life cycles, which require us to anticipate technology developments. We may be unsuccessful in anticipating, managing, adopting and integrating technology changes on a timely basis, or we may not have the capital resources available to invest in new technologies.

Our operations could suffer from telecommunications or technology downtime, disruptions or increased costs.

In the event that one of our operations facilities has a lapse of service or damage to such facility, our clients could experience interruptions in our service as well as delays, and we might incur additional expense in arranging new facilities and services. Our disaster recovery computer hardware and systems located at our facilities in California, Texas and the United Kingdom have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage occurring at one of our operations facilities. In the event of a disaster in which one of our operations facilities is irreparably damaged or destroyed, we could experience lengthy interruptions in our service. While we have not experienced extended system failures in the past, any interruptions or delays in our service, whether as a result of third party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with clients and our reputation. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could damage our brand and reputation, divert our employees’ attention, reduce our revenue, subject us to liability, cause us to issue credits or cause clients to fail to renew their contracts, any of which could adversely affect our business, financial condition and results of operations. Temporary or permanent loss of these systems could limit our ability to conduct our business and result in lost revenue.

We have made significant investments in technology systems that operate our business operations. Such assets are subject to reviews for impairment in the event they are not fully utilized.

We have made significant investments in technology and system improvements related to servicing clients and capitalized those costs while the technology was being developed. We have invested $9 million in e-commerce technology and system improvements, which have a carrying value of $2.2 million as of December 31, 2012, and are generally amortized over two to five years. If unforeseen events or circumstances prohibit us from using these systems, we may be forced to impair one or more of these systems, which could result in a non-cash impairment charge to our financial results. We expect to invest additional amounts into technology and system improvements in the future which would bear similar risks.

Defects or errors in our software could harm our reputation, impair our ability to sell our services and result in significant costs to us.

Our software is complex and may contain undetected defects or errors. We have not suffered significant harm from any defects or errors to date, but we have from time to time found defects in our software and we may discover additional defects in the future. We may not be able to detect and correct defects or errors before releasing software. Consequently, we or our clients may discover defects or errors after our software has been implemented. We have in the past implemented, and may in the future need to implement, corrections to our software to correct defects or errors. The occurrence of any defects or errors could result in:

•	our inability to execute our services on behalf of our clients;

•	delays in payment to us by customers;

•	damage to our reputation;

•	diversion of our resources;

•	legal claims, including product liability claims, against us;

•	increased service and warranty expenses or financial concessions; and

•	increased insurance costs.

Our liability insurance may not be adequate to cover all of the costs resulting from any legal claims. Moreover, we cannot assure you that our current liability insurance coverage will continue to be available on acceptable terms or that the insurer will not deny coverage as to any future claim. The successful assertion against us of one or more large claims that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business and operating results. Furthermore, even if we succeed in any litigation, we are likely to incur substantial costs and our management’s attention will be diverted from our operations.

If we are unable to safeguard our networks and clients’ data, our clients may not use our services and our business may be harmed.

Our networks may be vulnerable to unauthorized access, computer hacking, computer viruses and other security problems. An individual who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. Security measures that we adopt from time to time may be inadequate.

If we fail to adequately protect our intellectual property or face a claim of intellectual property infringement by a third party, we may lose our intellectual property rights and be liable for significant damages.

We cannot guarantee that the steps we have taken to protect our proprietary rights and information will be adequate to deter misappropriation of our intellectual property. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our trade secrets, copyrights, trademarks, service marks, trade names or other proprietary information, our business could be seriously harmed. In addition, third parties may assert infringement claims against us that we violated their intellectual property rights. These claims, even if not true, could result in significant legal and other costs and may be a distraction to management. In addition, protection of intellectual property in many foreign countries is weaker and less reliable than in the U.S., so if our business further expands into foreign countries, risks associated with protecting our intellectual property will increase.

Taxing authorities could challenge our historical and future tax positions as well as our allocation of taxable income among our subsidiaries.

The amount of income taxes we pay is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. We have taken and will continue to take tax positions based on our interpretation of such tax laws. While we believe that we have complied with all applicable income tax laws, there can be no assurance that a taxing authority will not have a different interpretation of the law and assess us with additional taxes. We have been audited from time to time and should additional taxes be assessed, this may result in a material adverse effect on our results of operations or financial condition.

We conduct sales, marketing, and other services through our subsidiaries located in various tax jurisdictions around the world. While our transfer pricing methodology is based on economic studies which we believe are reasonable, the price charged for these services could be challenged by the various tax authorities resulting in additional tax liability, interest and/or penalties.

Our business may be subject to additional obligations to collect and remit sales tax and any successful action by state, foreign or other authorities to collect additional sales tax could adversely harm our business.

We file sales tax returns in certain states within the U.S. as required by law and collect and remit sales tax on certain client contracts for a portion of the sales and marketing services that we provide. We do not collect sales or other similar taxes in other states and many of the states do not apply sales or similar taxes to the vast majority of the services that we provide. However, one or more states could seek to impose additional sales or use tax collection and record-keeping obligations on us. Any successful action by state, foreign or other authorities to compel us to collect and remit sales, use or similar taxes, either retroactively, prospectively or both, could adversely affect our results of operations and business.

We are from time to time involved in litigation incidental to our business, which in the event of an adverse determination could have a material adverse effect on our business, financial condition or results of operations.

From time to time in the ordinary course of business, we are subject to claims, asserted or unasserted, or named as a party to lawsuits or investigations. Litigation, in general, can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings cannot be predicted with any certainty and in the case of more complex legal proceedings, such as intellectual property and securities litigation, the results are difficult to predict at all. We may incur substantial expenses and devote substantial time to defend these claims as they arise, whether or not such claims are meritorious. In addition, in the event of a determination adverse to us, we may incur substantial monetary liability and may be required to implement changes in our business practices, which could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Our Industry and Other Risks

We operate in a rapidly changing industry and have recently entered new lines of business, all of which make our operating results difficult to predict.

The industry in which we operate is rapidly changing and evolving. The evolution of this industry makes our risks, capital needs and operating results difficult to predict. Any failure to adapt our services in response to changing market and technological requirements could adversely affect our operating results. In 2009, we acquired the e-commerce technology of Grow Commerce. We have entered into new lines of business to integrate the Grow Commerce assets to advance our CaaS strategies. We will be required to devote substantial financial, technical, managerial and other resources to such new lines of business and cannot ensure that they will be successful.

We are subject to government regulation of distribution and direct marketing, which could restrict the operation and growth of our business.

The FTC’s telesales rules prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation and specifically address other perceived telemarketing abuses in the offering of prizes. Additionally, the FTC’s rules limit the hours during which telemarketers may call consumers. The Federal Telephone Consumer Protection Act of 1991 contains other restrictions on facsimile transmissions and on telemarketers, including a prohibition on the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 contains restrictions on the content and distribution of commercial e-mail. A number of states also regulate telemarketing and some states have enacted restrictions similar to these federal laws. In addition, a number of states regulate e-mail and facsimile transmissions. State regulations of telesales, e-mail and facsimile transmissions may be more restrictive than federal laws. Additionally, our e-commerce services are subject to U.S. and foreign export laws and regulations. Any failure by us to comply with applicable statutes and regulations could result in penalties and/or restrictions on our ability to provide services. There can be no assurance that additional federal or state legislation, or changes in regulatory implementation or judicial interpretation of existing or future laws, would not limit our activities in the future or significantly increase the cost of regulatory compliance.

The demand for sales and marketing services is highly uncertain.

Demand and acceptance of our sales and marketing services is dependent upon companies’ willingness to allow third parties to provide these services. It is possible that these solutions may never achieve broad market acceptance. If the market for our services does not grow or grows more slowly than we anticipate at any time, our business, financial condition and operating results may be materially adversely affected.

Increased government regulation of the Internet could decrease the demand for our services and increase our cost of doing business.

The increasing popularity and use of the Internet and online services may lead to the adoption of new laws and regulations in the U.S. or elsewhere covering issues such as online privacy, copyrights and trademarks, sales taxes and fair business practices, or which require qualification to do business as a foreign corporation in certain jurisdictions. Increased government regulation, or the application of existing laws to online activities, could inhibit Internet growth. A number of government authorities are increasingly focusing on online personal data privacy and security issues and the use of personal information. Our business could be adversely affected if new regulations regarding the use of personal information are introduced or if government authorities choose to investigate our privacy practices. In addition, the European Union has adopted directives addressing data privacy that may limit the collection and use of some information regarding Internet users. Such directives may limit our ability to target our clients’ customers or collect and use information. A decline in the growth of the Internet could decrease demand for our services and increase our cost of doing business and otherwise harm our business.

Failure by us to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could in turn have a material adverse effect on our business and stock price.

We are required to comply with the management certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency or combination of deficiencies that results in a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. If we fail to continue to comply with the requirements of Section 404, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our consolidated financial statements, and our stock price may be adversely affected as a result. If we fail to remedy any material weakness, our consolidated financial statements may be inaccurate, we may face restricted access to the capital markets and our stock price may be adversely affected.

Terrorist acts and acts of war may harm our business and revenue, costs and expenses, and financial position.

Terrorist acts or acts of war may cause damage to our employees, facilities, clients, our clients’ customers and vendors which could significantly impact our revenues, costs and expenses, financial position and results of operations. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security, and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations in ways that cannot be presently predicted. We are predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

Risks Associated with Our Stock

Our charter documents and Delaware law contain anti-takeover provisions that could deter takeover attempts, even if a transaction would be beneficial to our stockholders.

Our certificate of incorporation and bylaws and certain provisions of Delaware law may make it more difficult for a third party to acquire us, even though an acquisition might be beneficial to our stockholders. For example, our certificate of incorporation provides our board of directors the authority, without stockholder action, to issue up to 5,000,000 shares of preferred stock in one or more series. Our board determines when we will issue preferred stock and the rights, preferences and privileges of any preferred stock. Our certificate of incorporation also provides for a classified board, with each board member serving a staggered three-year term. In addition, our bylaws establish an advance notice procedure for stockholder proposals and for nominating candidates for election as directors. Delaware law also contains provisions that can affect the ability of a third party to take over a company. For example, we are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, unless certain conditions are met. Section 203 may discourage, delay or prevent an acquisition of our company even at a price our stockholders may find attractive.

We may have difficulty obtaining director and officer liability insurance in acceptable amounts for acceptable rates.

We cannot assure that we will be able to obtain in the future sufficient director and officer liability insurance coverage at acceptable rates and with acceptable deductibles and other limitations. Failure to obtain such insurance could materially harm our financial condition in the event that we are required to defend against and resolve any future securities class actions or other claims made against us or our management. Further, the inability to obtain such insurance in adequate amounts may impair our future ability to retain and recruit qualified officers and directors.

Our directors, executive officers and their affiliates own a significant percentage of our common stock and can significantly influence all matters requiring stockholder approval.

As of March 22, 2013, our directors, executive officers and entities affiliated with them together beneficially control approximately 9% of our outstanding shares. As a result, these stockholders, acting together, may have the ability to disproportionately influence all matters requiring stockholder approval, including the election of all directors, and any merger, consolidation or sale of all or substantially all of our assets. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, which, in turn, could depress the market price of our common stock.

LEGAL PROCEEDINGS

On February 8, 2013, our former Chief Executive Officer, Michael Silton, filed a demand for arbitration and complaint with the American Arbitration Association, alleging breach of contract and other causes of action relating to termination of Mr. Silton’s employment with us in October 2012. Mr. Silton is seeking full payment of severance benefits in the amount of approximately $1.0 million, plus compensation for unused vacation, related penalties and punitive damages. On March 21, 2013, we filed a responsive pleading in the arbitration proceedings. We dispute and deny the allegations, and we intend to defend the claims.

FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference into this prospectus supplement constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events concerning our business and to our future revenues, operating results, and financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “forecast,” “predict,” “propose,” “potential,” or “continue” or the negative of those terms or other comparable terminology.

Any forward looking statements contained in this prospectus supplement are only estimates or predictions of future events based on information currently available to our management and management’s current beliefs about the potential outcome of future events. Whether these future events will occur as management anticipates, whether we will achieve our business objectives, and whether our revenues, operating results, or financial condition will improve in future periods are subject to numerous risks. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss under the heading “Risk Factors” above, as well as in our other reports filed from time to time with the SEC that are incorporated by reference into this prospectus supplement and the accompanying prospectus. You should read these factors and the other cautionary statements made in this prospectus supplement, the accompanying prospectus and in the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus supplement or the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This prospectus supplement contains forward-looking statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors,” that may cause our, or our industry’s, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by such forward-looking statements.

Among the important factors which could cause actual results to differ materially from those in the forward-looking statements include:

•	general market conditions,

•	the macro-economic environment and its impact on our business as our clients are reducing their overall marketing spending and our clients’ customers are reducing their purchase of services contracts,

•	the high degree of uncertainty and our limited visibility due to economic conditions,

•	our ability to execute our business strategy and manage growth,

•	our ability to integrate domestic any/or foreign acquisitions without disruption to our business,

•	the effectiveness of our sales team and approach, our ability to target, analyze and forecast the revenue to be derived from a client and the costs associated with providing services to that client,

•	our ability to control costs,

•	the date during the course of a calendar year that a new client is acquired,

•	the length of the integration cycle for new clients and the timing of revenues and costs associated therewith,

•	our client concentration given that we are currently dependent on a few significant client relationships,

•	potential competition in the marketplace,

•	the ability to retain and attract employees and board members,

•	market acceptance of our solutions and pricing options,

•	our ability to maintain and develop our existing technology platform and to deploy new technology,

•	our ability to acquire new clients and increase demand,

•	the possibility of the discontinuation of some client relationships,

•	the financial condition of our clients’ businesses,

•	the protection of our intellectual property,

•	our ability to raise additional equity or debt financing,

•	the potential delisting of our common stock from the NASDAQ Capital Market,

•	and other factors as detailed in “Risk Factors”.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We assume no obligation to update such forward-looking statements publicly for any reason even if new information becomes available in the future, except as may be required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This report contains forward-looking statements within the meaning of Section 72A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual events and/or future results of operations may differ materially from those contemplated by such forward-looking statements, as a result of the factors described herein, and in the documents incorporated herein by reference, including those factors described under “Risk Factors.”

All amounts as of and for the years ended December 31, 2012, 2011 and 2010 included in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are unaudited. The audit of our consolidated financial statements for the year ended December 31, 2012 is ongoing and could result in changes to these amounts. Our audited consolidated financial statements as of and for the year ended December 31, 2012 will not be available until after this offering is completed, and consequently will not be available to you prior to investing in this offering. As described in “Summary of Consolidated Financial Data” above, the consolidated financial data presented below for the years ended December 31, 2011 and 2010 have been retrospectively revised to reflect the effect of the sale of discontinued operations, and therefore have not been audited.

Overview

The accompanying consolidated financial statements include the accounts of Rainmaker Systems, Inc. and its wholly-owned subsidiaries. We are a Commerce-as-a-Service company that helps large enterprises gain greater market share and increased brand awareness for their cloud-based or on-premise based product offerings in the worldwide SMB markets. Our B2B, e-commerce solutions drive online sales and renewals for products, subscriptions and training for our clients and their channel partners. Rainmaker does this with an advanced e-commerce open architecture SaaS platform that easily integrates cloud-based applications and on-premise applications with its Global Commerce Services to provide its clients with a strategic partnership.

We are headquartered in Silicon Valley in Campbell, California, and have additional operations in or near Austin, Texas and London, England. As announced on January 25, 2013, our operations in Austin, Texas will be consolidated into our operations at our headquarters and in London, England. We also utilize outsourced service providers located in the Dominican Republic and the Philippines. Our global clients consist primarily of large enterprises operating in the computer hardware and software and information services industries.

Our strategy for long-term, sustained growth is to maintain and improve our position as a leading global provider of B2B e-commerce solutions. A key aspect of this enhanced solution is to provide our clients a way to partner with Rainmaker on a scalable, repeatable and reliable sales model. This enables our clients to turn customer contacts into revenue generating opportunities while simplifying otherwise complex sales and marketing needs. We operate as a seamless extension of our clients’ sales and marketing teams incorporating their brands and trademarks and leveraging business practices to amplify existing efforts.

Background

We completed our initial public offering in November 1999, raising net proceeds of approximately $37 million. During the period from the initial public offering through 2004, we focused on expanding our market share of the sale of service contracts for our clients.

In February 2005, we completed our first acquisition, Sunset Direct, which added a new service offering—the generation of sales leads, or lead generation, for clients. Sunset Direct provided us with new clients for our service contract sales solution. We relocated most of our operations from California to Sunset Direct’s lower cost location in Texas. Our net revenues grew to $32.1 million in 2005 from $15.3 million in 2004. This growth was due both to $3.9 million, or 25%, year-over-year growth (excluding acquisitions) in our service contract sales solution and $12.9 million from our lead development services. In 2005, we incurred losses of $5.0 million, due in part to redundancy, severance and other transition costs incurred in moving our base of operations to Texas.

We achieved our first profitable quarter in the period ended March 31, 2006 due primarily to revenue growth from existing and new customers and the lower costs resulting from the relocation of our operations to Texas. Our acquisition of ViewCentral, our Educate solution, in September 2006 added hosted application software for training sales to our service offerings and a significant new customer base. We reported net revenue of $48.9 million for the year 2006, representing year-over-year growth, excluding acquisitions, of 49%, in addition to the $1.2 million of net revenue from our hosted application software for training sales offering. We were profitable in each quarter of 2006 and reported net income of $3.4 million for the year.

In January 2007, we acquired CAS Systems to provide additional complementary lead development functionality, customers, execution expertise and an international presence with its location near Montreal, Canada. In July 2007, we purchased all of the outstanding stock of Qinteraction Limited, which operated an offshore call center located in the Philippines. Qinteraction provided a variety of business solutions including inbound sales and order taking, inbound customer care, outbound telemarketing and lead generation, logistics support and back-office processing. The nature of these services was highly complementary to our other product offerings.

In October 2009, we acquired the e-commerce technology of Grow Commerce. Grow Commerce provided hosting of fan club and membership websites that offered monthly subscriptions and the ability for fee-based downloading of music, videos and other items. Additionally, the technology offered the ability to route orders of merchandise for fulfillment. Since this acquisition, we have invested in this technology to add significant B2B e-commerce functionality.

In January 2010, we acquired Optima Consulting Partners Limited (“Optima”), a B2B lead development provider with offices then in the United Kingdom, France, and Germany. During 2010, we integrated our European operations into one primary office in the United Kingdom and closed our Canadian call center facility.

On February 5, 2010, we received written notice from Sun Microsystems that they had elected to terminate the Global Inside Sales Program Statement of Work agreement dated March 31, 2009, effective as of February 28, 2010. The notice followed the acquisition of Sun Microsystems by Oracle Corporation and affected the contract sales services that we were performing for Sun Microsystems. The Global Inside Sales Program services accounted for approximately 13% of our fiscal 2009 annual net revenue. The Global Inside Sales agreement had a minimum term with notice periods to August 31, 2010. We entered into a settlement agreement on March 8, 2010, and received a cash payment of $4,550,000 from Oracle Corporation for the buyout of the Global Inside Sales agreement. The settlement payment was recognized as revenue in the first quarter of 2010. In addition, Oracle agreed to reimburse us $347,000 for employee severance costs related to terminating employees who worked on the Global Inside Sales program. This reimbursement was recognized in payroll and payroll tax expense to offset the employee severance costs.

On December 17, 2012, we completed a stock purchase agreement with Shore Solutions Inc. (“Shore”) pursuant to which we agreed to sell our Manila-based operations of Rainmaker Systems, Ltd. and its wholly-owned subsidiary, Rainmaker Asia, Inc. (together, “Manila” or “RSL”). Under the stock purchase agreement, we received an initial cash payment at closing of $845,000. In addition to the closing payment, we may receive additional contingent consideration based on multiple earn-out provisions included within the stock purchase agreement, which provide us the ability to receive additional consideration of $300,000 at target plus a nominal percentage of certain revenues of RSL during the period from January 1, 2013 through December 31, 2015. We determined the income statement caption “Loss on disposal of discontinued operations” based on the net book value of RSL as of December 17, 2012.

On January 25, 2013, we announced the closure of our Austin, Texas facility as operations are to be consolidated in our headquarters in Campbell, California and our United Kingdom location as part of a strategic reallocation of resources designed to increased levels of service to customers and operating cost savings.

On January 31, 2013, we executed a fourth amendment to the operating lease for our corporate headquarters in Campbell, California, effective February 1, 2013, providing an additional 3,936 square feet of additional space. The amendment did not modify the 3-year term, effective December 1, 2012. Annual base rent under the amended lease is approximately $365,000 in the first year of the lease, or $304,000 after deducting free base rent in the first three months of the amended lease, and increases by 3% each year thereafter for the remaining term. We will continue to pay our proportionate share of operating costs and taxes based on our occupancy, and a letter of credit will be issued to the landlord for a security deposit of $40,000, which will replace the prior letter of credit of $30,000 to the landlord.

On March 4, 2013, we and Comcast Cable Communications Management, LLC (“Comcast”) executed Statement of Work #3 to our B2B e-commerce program, under which we and Comcast have mutually agreed to wind down the program over the next six months.

We reported net revenue of $32.8 million in 2010, representing a decline over the prior year due primarily to customer losses including the loss of Sun Microsystems, a significant client in 2010. We reported a net loss of $10.0 million for 2010.

We reported net revenue of $26.4 million in 2011, representing a 20% decline over the prior year due primarily the loss of Sun Microsystems during 2010. We reported a net loss of $11.0 million for 2011.

We reported net revenue of $25.4 million in 2012, representing a 4% decline over the prior year. We reported a net loss of $10.0 million for 2012.

Net Revenue

We derive substantially all of our revenue from (i) the online sale of our clients products to their SMB customers, (ii) the sale of our clients’ service contracts and maintenance renewals, (iii) lead development and other telesales services, and (iv) software subscriptions for hosted Internet sales of web-based training.

E-commerce and Service Contract Renewals (Contract Sales).    We sell, on behalf of our clients, (i) our clients’ products through online sales and (ii) our clients’ service contracts and maintenance renewals. We earn commissions on the sale of these services to our clients’ customers, which we report as our net revenue. We are typically responsible for the complete sales process, including marketing and customer identification and order processing. We also take responsibility for collecting the amount paid by our clients’ customers. As a result, when we complete a sale, we record the full amount of the sale on our balance sheet as accounts receivable. We record revenue for the commissions we earn on the transaction, which is based on a fixed percentage of the amount payable by our clients’ customer based on the agreement with our client. We record the difference between the sale amount and our commission as an account payable, representing the amount we will remit to our client according to our payment terms. Our clients’ customers pay us by credit card, check or on payment terms which are generally 30 days from sale. None of our clients’ customers represented more than 10% of our net revenue in 2012. Because our revenue is commission-based, it can vary significantly. Our agreements with our clients for these services typically have one- to three-year terms, with automatic renewal provisions. These agreements are generally terminable on 90 days notice by either party.

We also provide hosted application software which enables our clients’ resellers to renew service contracts with end-users directly. In these situations we earn commissions on sales by our clients or their resellers but take no responsibility or credit risk for collection from the end user of the services.

Lead Development and Other Telesales Services.    We provide lead development and other telesales services to generate, qualify and develop corporate leads, turning these prospects into sales opportunities and qualified appointments for our clients’ field sales forces and for their channel partners. Our agreements with our clients are generally for fixed fees, have terms ranging from three months to one year and require us to provide fixed resources for the term of the contract. Some of our contracts contain performance requirements. For the significant majority of our lead generation and other telesales service agreements, we recognize revenue as our services are provided; for our performance based contracts, we recognize revenue as we meet the performance objectives. To the extent that our clients pay us in advance of the provision of services, we record deferred revenue and recognize the revenue ratably over the contract period. These agreements are generally terminable on 30 days notice by either party.

Application Software (Training Sales).    We license our hosted application software that our clients use to manage their online and in-person training programs. The licenses are usually for one to three year terms, and are often fully or annually paid in advance. These advance payments are recorded as deferred revenue, and recognized ratably over the contract period.

Gross Margin

Gross margin is calculated as net revenue less the costs associated with selling our clients’ products and services or delivering our services to our clients. Cost of services include compensation costs of telesales personnel, telesales commissions and bonuses, costs of designing, producing and delivering marketing services, credit card fees, bad debts, and salaries and other personnel expenses related to fee-based activities. Costs of services also include the cost of allocated facility and telephone usage for our telesales representatives as well as other direct costs associated with the delivery of our services. Cost of services related to training sales relates primarily to the cost of personnel to support our hosted application. Most of the costs of services are personnel related and are mostly variable in relation to our net revenue. Bonuses and sales commissions will typically change in proportion to net revenue or profitability. Commission and bonus expense included in gross margin are typically related to incentives paid to our telesales representatives for incremental sales of our clients’ contracts and leads generated. Our gross margin will fluctuate in the future with changes in our product mix.

Sales and Marketing Expenses

Sales and marketing expenses are primarily costs associated with client acquisition, including compensation costs of marketing and sales personnel, sales commissions, marketing and promotional expenses, and participation in trade shows and conferences. Commission expense included in sales and marketing expenses relates to the variable compensation paid to our sales people who generate sales growth from new and existing clients. The sales cycle required to generate new clients varies within our product mix. In some cases, the lead time to create a new client can be substantial and we will incur sales and marketing costs for efforts that may not be successful.

Technology and Development Expenses

Technology and development expenses include costs associated with the technology infrastructure that supports our solutions. These costs include compensation and related costs for technology personnel, consultants, purchases of non-capitalizable software and hardware, and support and maintenance costs related to our systems. We also invest in the continued development of our solutions. Technology and development expenses do not include depreciation of hardware and software systems.

General and Administrative Expenses

General and administrative expenses include costs associated with the administration of our business and consist primarily of compensation and related costs for administrative personnel, insurance, and legal, audit and other professional fees.

Depreciation and Amortization Expenses

Depreciation and amortization expenses consist of depreciation and amortization of property, equipment, software licenses and intangible assets. We have completed the acquisition of several businesses in the past five years, and accordingly have been amortizing the intangible assets, other than goodwill, acquired in these transactions.

Interest and Other Expense, Net

Interest and other expense, net reflects income received on cash and cash equivalents, interest expense on debt and capital lease agreements, foreign currency gains/losses and other income and expense.

Critical Accounting Policies/Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. Although actual results have historically been reasonably consistent with management’s expectations, future results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

Management has discussed the development of our critical accounting policies with the audit committee of the board of directors and they have reviewed the disclosures of such policies and management’s estimates in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Use of Estimates

The preparation of the financial statements and related disclosures, in conformity with GAAP, requires us to establish accounting policies that contain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We evaluate our estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The policies that contain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes include:

•	revenue recognition and financial statement presentation;

•	the allowance for doubtful accounts;

•	impairment of long-lived assets, including goodwill, intangible assets and property and equipment;

•	measurement of our deferred tax assets and corresponding valuation allowance;

•	allocation of purchase price in business combinations; and

•	fair value estimates for the expense of employee stock options, our common stock warrant liability and the Optima contingent consideration.

We have other equally important accounting policies and practices. However, once adopted, these policies either generally do not require us to make significant estimates or assumptions or otherwise only require implementation of the adopted policy, not a judgment as to the application of policy itself. Despite our intention to establish accurate estimates and assumptions, actual results could differ materially from those estimates under different assumptions or conditions.

Revenue Recognition and Financial Statement Presentation

Substantially all of our revenue is generated from (i) the online sale of our clients products to their SMB customers, (ii) the sale of our clients’ service contracts and maintenance renewals, (iii) lead development and other telesales services, and (iv) software subscriptions for hosted Internet sales of web-based training. Revenue is recorded using the proportional performance model, where revenue is recognized as performance occurs over the term of the contract and any initial set up fees are recognized over the estimated customer life. We recognize revenue from the online sale of our clients products and the sale of our clients’ service contracts and maintenance renewals on the “net basis”, which represents the amount billed to the end customer less the amount paid to our client. Revenue from the sale is recognized when a purchase order from a client’s customer is received, the service or service contract or maintenance agreement is delivered, the fee is fixed or determinable, the collection of the receivable is reasonably assured, and no significant post-delivery obligations remain unfulfilled. Revenue from lead development and other telesales services we perform is recognized as the services are accepted and is generally earned ratably over the service contract period. Some of our lead development service revenue is earned when we achieve certain attainment levels and is recognized upon customer acceptance of the service. We earn revenue from our software application subscriptions of hosted online sales of web-based training ratably over each contract period. Since these software subscriptions are usually paid in advance, we have recorded a deferred revenue liability on our balance sheet that represents the prepaid portions of subscriptions that will be earned over the next one to three years.

Our agreements typically do not contain multiple deliverables. In the few instances where our agreements have contained multiple deliverables, they do not have value to our customers on a standalone basis, and therefore the deliverables are considered together as one unit of accounting. However, we may enter into sales contracts with multiple deliverable element conditions with stand-alone value in the future, which may affect the timing of our revenue recognition and may have an impact on our future financial statements.

Our revenue recognition policy involves significant judgments and estimates about collectability. We assess the probability of collection based on a number of factors, including past transaction history and/or the creditworthiness of our clients’ customers, which is based on current published credit ratings, current events and circumstances regarding the business of our clients’ customers and other factors that we believe are relevant. If we determine that collection is not reasonably assured, we defer revenue recognition until such time as collection becomes reasonably assured, which is generally upon receipt of cash payment.

In addition, we provide an allowance in accrued liabilities for the cancellation of service contracts that occurs within a specified time after the sale, which is typically less than 30 days. This amount is calculated based on historical results and constitutes a reduction of the net revenue we record for the commission we earn on the sale.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers or clients’ customers to make required payments of amounts due to us. The allowance is comprised of specifically identified account balances for which collection is currently deemed doubtful. In addition to specifically identified accounts, estimates of amounts that may not be collectible from those accounts whose collection is not yet deemed doubtful but which may become doubtful in the future are made based on historical bad debt write-off experience. If the financial condition of our clients or our clients’ customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. At December 31, 2012 and 2011, our allowance for potentially uncollectible accounts was $15,000 and $80,000, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is recorded using the straight-line method over the assets’ estimated useful lives. Computer equipment and capitalized software are depreciated over two to five years and furniture and fixtures are depreciated over five years. Amortization of leasehold improvements is recorded using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Amortization of fixed assets under capital leases is included in depreciation expense.

Costs of internal use software are accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350-40, Internal Use Software and FASB ASC 350-50, Website Development Costs. This guidance requires that we expense computer software and website development costs as they are incurred during the preliminary project stage. Once the capitalization criteria of FASB ASC 350-40 and ASC 350-50 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use software, including website development, the payroll and payroll-related costs for employees who are directly associated with and who devote time to develop the internal use computer software and associated interest costs are capitalized. Capitalized costs are amortized using the straight-line method over the shorter of the term of the related client agreement, if such development relates to a specific outsource client, or the software’s estimated useful life, ranging from two to five years. Capitalized internal use software and website development costs are included in property and equipment in the accompanying balance sheets.

Goodwill

We completed several acquisitions during the period of February 2005 through January 2010. Goodwill represents the excess of the acquisition purchase price over the estimated fair value of the net tangible and intangible assets acquired. Goodwill is not amortized, but instead is tested for impairment at least annually or more frequently if events and circumstances indicate that the asset might be impaired. Most recently, in January 2010, we acquired Optima Consulting Partners, assigning $1.5 million to goodwill.

In our analysis of goodwill and other intangible assets, we apply the guidance of FASB ASC 350-20-35 in determining whether any impairment conditions exist. In our analysis of other finite lived amortizable intangible assets, we apply the guidance of FASB ASC 360-10-35, Property, Plant and Equipment-Subsequent Measurement, in determining whether any impairment conditions exist. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. Intangible assets are attributable to the various technologies, customer relationships and trade names of the businesses we have acquired. As of both December 31, 2012 and 2011, we had accumulated goodwill impairment losses of $11.5 million.

As of December 31, 2012, we performed our annual goodwill impairment evaluation for 2012, as required under FASB ASC 350-20-35, and concluded that goodwill was not impaired as the estimated fair value exceeded the carrying value. At December 31, 2012 and 2011, we had approximately $5.3 million in goodwill recorded on our consolidated balance sheets.

We report segment results in accordance with FASB ASC 280, Segment Reporting. The method for determining what information is reported is based on the way that management organizes the operating segments for making operational decisions and assessments of financial performance. Our chief operating decision maker reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. The chief operating decision maker does not use product line financial performance as a basis for business operating decisions. In accordance with FASB ASC 350-20-35, we are required to test goodwill for impairment at the reporting unit level, which is an operating segment or one level below an operating segment. Thus, the reporting units utilized in 2011 for goodwill impairment testing were Contract Sales, Lead Development, Rainmaker Asia and Rainmaker Europe. For 2012, after the sale of Rainmaker Asia and the consolidation of operations, we concluded that we have one operating and reportable segment and one reporting unit.

Long-Lived Assets

Long-lived assets, including our purchased intangible assets, are amortized over their estimated useful lives. In accordance with FASB ASC 360-10-35 long-lived assets, such as property, equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented on the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Based on information we received on April 30, 2010 from Market2Lead in which we invested in 2007 in the form of a secured note and a minority equity investment, we took a non-cash charge in the first quarter of 2010 of $740,000 for the carrying value of our minority equity investment.

Income Taxes

We account for income taxes using the liability method. The liability method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements, but have not been reflected in our taxable income. A valuation allowance is established to reduce deferred tax assets to their estimated realizable value. Therefore, we provide a valuation allowance to the extent that we do not believe it is more likely than not that we will generate sufficient taxable income in future periods to realize the benefit of our deferred tax assets. At December 31, 2012 and 2011, we had gross deferred tax assets of $31.8 million and $30.6 million, respectively. In 2012 and 2011, the deferred tax asset was subject to a 100% valuation allowance and therefore is not recorded on our balance sheet as an asset. Realization of our deferred tax assets is limited and we may not be able to fully utilize these deferred tax assets to reduce our tax rates.

FASB ASC 740, Income Taxes, prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under this guidance, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FASB ASC 740 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Our policy for recording interest and penalties related to uncertain tax positions is to record such items as a component of income before taxes. Penalties, interest paid and interest received are recorded in interest and other expense, net, in the statement of operations. Interest and penalties recorded as of December 31, 2012 and 2011 were immaterial.

Stock-Based Compensation

FASB ASC 718, Compensation—Stock Compensation, establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. This guidance requires companies to estimate the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations.

Foreign Currency Translation

The functional currency of our foreign subsidiaries was determined to be their respective local currencies (Canadian Dollar and Great Britain Pound). Foreign currency assets and liabilities are translated at the current exchange rates at the balance sheet date. Revenues and expenses are translated at weighted average exchange rates in effect during the period. The related unrealized gains and losses from foreign currency translation are recorded in accumulated other comprehensive loss as a separate component of stockholders’ equity in the consolidated balance sheet, consolidated statement of operations and comprehensive loss. Net gains and losses resulting from foreign exchange transactions are included in interest and other expense, net, in the consolidated statements of operations and comprehensive loss.

Significant Client Concentrations

We have generated a significant portion of our revenue from sales to customers of a limited number of clients. In the year ended December 31, 2012, three clients each accounted for 10% or more of our revenue, with Microsoft representing approximately 35% of our net revenue, Symantec representing approximately 21% of our net revenue and Hewlett-Packard representing approximately 11% of our net revenue. During the year ended December 31, 2011, three clients each accounted for 10% or more of our net revenue, with Microsoft representing approximately 22% of our net revenue, Symantec representing approximately 21% of our net revenue and Hewlett-Packard representing approximately 14% of our net revenue. In 2010, three clients each accounted for 10% or more of our net revenue, with Sun Microsystems representing approximately 22% of our net revenue, Hewlett-Packard representing approximately 19% of our net revenue and Symantec accounting for approximately 16% of our net revenue. In the year ended December 31, 2012, one client accounted for more than 10% of our net accounts receivable, with Symantec representing approximately 12% of our net accounts receivable.

No individual client’s customer accounted for 10% or more of our net revenue in any period presented.

We had various agreements with Sun Microsystems, our largest client during 2010, with various termination provisions. On February 5, 2010, we received written notice from Sun Microsystems that they had elected to terminate the Global Inside Sales Program Statement of Work agreement dated March 31, 2009, effective as of February 28, 2010. The notice followed the acquisition of Sun Microsystems by Oracle Corporation and affected the contract sales services that we were performing for Sun Microsystems. The Global Inside Sales agreement had a minimum term with notice periods to August 31, 2010. We entered into a settlement agreement on March 8, 2010, and received a cash payment of $4,550,000 from Oracle Corporation for the buyout of the Global Inside Sales agreement. The settlement payment was recognized as revenue in the first quarter of 2010. In addition, Oracle agreed to reimburse us $347,000 for employee severance costs related to terminating employees who worked on the Global Inside Sales program. This reimbursement was recognized in payroll and payroll tax expense to offset the employee severance costs.

We have outsourced services agreements with our significant clients that expire at various dates ranging through June 2015. Our agreements with Symantec expire in March 2014 and can generally be terminated prior to expiration with ninety days notice. Our agreements with Microsoft expire at various dates from June 2013 through June 2015, and can be terminated with thirty days notice. Our agreements with Hewlett-Packard expire in October 2013 and can generally be terminated prior to expiration with ninety days notice.

We expect that a substantial portion of our net revenue will continue to be concentrated among a few significant clients. In addition, our technology clients operate in industries that are experiencing consolidation, which may reduce the number of our existing and potential clients.

Results of Operations

The following table sets forth for the periods given selected financial data as a percentage of our net revenue. The table and discussion below should be read in connection with the financial statements which appear elsewhere in this prospectus supplement.

	Year Ended December 31,
	2012	2011	2010
Net revenue	100.0%	100.0%	100.0%
Cost of services	56.8	58.2	49.7

Gross margin	43.2%	41.8%	50.3%

Operating expenses:
Sales and marketing	7.8	14.7	11.0
Technology and development	21.9	28.3	27.0
General and administrative	21.5	29.6	28.1
Depreciation and amortization	6.5	9.0	10.7
Loss (gain) on fair value re-measurement	—	0.2	(0.6)

Total operating expenses	57.7%	81.8%	76.2%

Operating loss	(14.5)	(40.0)	(25.9)
Gain due to change in fair value of warrant liability	(0.7)	(1.1)	—
Interest and other expense, net	0.9	0.7	2.9

Loss before income tax expense	(14.7)%	(39.6)%	(28.8)%
Income tax expense	1.0	0.1	0.4

Net loss from continuing operations	(15.7)%	(39.7)%	(29.2)%
Net loss from discontinued operations (including loss on disposal in 2012)	(24.9)	(2.0)	(1.1)

Net loss	(40.6)%	(41.7)%	(30.3)%

Foreign currency translation adjustments	1.3	(1.7)	—

Comprehensive loss	(39.3)%	(43.4)%	(30.3)%

Comparison of the Years Ended December 31, 2012 and 2011

Net Revenue.    Net revenue decreased $1 million, or 4%, to $25.4 million in the year ended December 31, 2012, as compared to the year ended December 31, 2011. Net revenue decreased in the year ended December 31, 2012, as compared to the 2011 comparative period due to the elimination of non-strategic client programs, offset by multiple new programs with Microsoft, a significant client in both 2011 and 2012. Training sales net revenue also decreased in the year ended December 31, 2012, as compared to the 2011 comparative period due to net client attrition.

Cost of Services and Gross Margin.    Cost of services decreased $947,000, or 6%, to $14.4 million in the year ended December 31, 2012, as compared to the 2011 comparative period primarily due to the impact of cost reduction initiatives and lower revenue. Our gross margin percentage was 43% and 42%, respectively, in the years ended December 31, 2012 and 2011. The improvement in gross margin was due to cost savings initiatives and growth in our higher margin e-commerce business.

Sales and Marketing Expenses.    Sales and marketing expenses decreased $1.9 million, or 49%, to $2.0 million in the year ended December 31, 2012, as compared to the 2011 comparative period. The change was primarily attributable to a decrease in personnel costs of $1.2 million and decreases in marketing costs of $466,000.

Technology and Development Expenses.    Technology and development expenses decreased $1.9 million, or 25%, to $5.6 million during the year ended December 31, 2012, as compared to the 2011 comparative period. The decrease was primarily attributable to decreases in outsourced services and maintenance contracts expense of $826,000, decreases in personnel costs of approximately $825,000 and reduced telecommunication costs of $289,000.

General and Administrative Expenses.    General and administrative expenses decreased $2.4 million, or 30%, to $5.5 million during the year ended December 31, 2012, as compared to the 2011 comparative period. The decrease was primarily due to a decrease in personnel costs of $1.8 million, reduced board fees of $280,000 and reduced legal and outsource services costs of $58,000.

Depreciation and Amortization Expenses.    Depreciation and amortization expenses decreased $738,000, or 31%, to $1.6 million for the year ended December 31, 2012, as compared to the 2011 comparative period. The decrease is due to assets becoming fully depreciated or amortized.

Loss (Gain) on Fair Value Re-measurement.    In the year ended December 2011, the Company recorded a loss on fair value re-measurement of $44,000 related to the change in the accrued estimated liability for the potential earnout payment in connection with our acquisition of Optima. In April 2012, we made a payment of $225,000 based on the achievement of certain performance metrics for the year ended December 31, 2011 per the purchase agreement.

Interest and Other Expense, Net.    The components of interest and other expense, net are as follows (in thousands):

	Year Ended December 31,		Change
	2012	2011
Interest and other expense, net	237	193	(44)
Currency translation gain	(21)	(15)	6

Total	$216	$178	$(38)

Net interest expense increased for the year ended December 31, 2012, as compared to the 2011 comparative period, due to increases from incremental and new borrowings related to our Comerica Bank Credit Facility.

Currency transaction loss (gain) is primarily due to the fluctuation of currency exchange rates among the U.S. Dollar and the British Pound. Fluctuations of currency exchange rates may have a negative effect in future periods on our financial results.

Gain Due to Change in Fair Value of Warrant Liability.    Gain due to change in fair value of warrant liability increased $129,000, or 43%, to $169,000 for year ended December 31, 2012, as compared to the 2011 comparative period. In June 2011, we issued 1.6 million warrants as part of our equity offering. We classified the warrants as liabilities under the balance sheet caption “Common stock warrant liability” and estimated their fair value, as of the balance sheet dates, utilizing the Black-Scholes valuation method.

Income Tax Expense.    Income tax expense increased $222,000, or 1,168%, to $241,000 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. Our income tax expense for year ended December 31, 2012 was based on our estimate of taxable income for the full year ending December 31, 2012, and primarily consists of estimates of foreign taxes and domestic gross margin taxes for certain states.

Net loss from Discontinued Operations.    Net loss from discontinued operations was $6.3 million for the year ended December 31, 2012, as compared to $531,000 in the 2011 comparative period. The loss for 2012 includes a loss from the disposal of discontinued operations of $3.3 million for the sale of our Manila operations.

The loss from the disposal of discontinued operations represents the difference between the gross sale proceeds of $845,000, net of associated legal fees and closing costs, and the net book value of Rainmaker Systems, Ltd. The remaining change was primarily due to the write-off of a receivable for the bankruptcy of a client in the amount of $499,000, costs related to exit of a lease and move into a larger facility of $445,000, the initial costs incurred to launch a significant new program and over-capacity, due to net customer attrition.

Comparison of Years Ended December 31, 2011 and 2010

Net Revenue.    Net revenue decreased $6.4 million, or 20%, to $26.4 million in the year ended December 31, 2011, as compared to the year ended December 31, 2010. Net revenue decreased compared to the prior year primarily resulting from the receipt of a one-time settlement payment of approximately $4.6 million during the first quarter of 2010 for a contract termination/buyout with Sun Microsystems. Excluding this one-time settlement payment, revenue decreased approximately $2.0 million. The decrease was primarily due to the loss of Sun Microsystems as a client in the first quarter of 2010.

Cost of Services and Gross Margin.    Cost of services decreased $930,000 to $15.3 million in the year ended December 31, 2011, as compared to the 2010 comparative period. Our gross margin percentage decreased to 41.8% for the year ended December 31, 2011 compared to 50.3% in the year ended December 31, 2010 primarily as a result of the one-time settlement payment for the contract termination/buyout with Sun Microsystems in the first quarter of 2010.

Sales and Marketing Expenses.    Sales and marketing expenses increased $262,000, or 7%, to $3.9 million in the year ended December 31, 2011, as compared to the 2010 comparative period. The increase was attributable to an increase in personnel related expense of $142,000 and increased marketing costs of $141,000.

Technology and Development Expenses.    Technology and development expenses decreased $1.4 million, or 16%, to $7.5 million during the year ended December 31, 2011, as compared to the 2010 comparative period. The decrease was due to reductions in personnel costs.

General and Administrative Expenses.    General and administrative expenses decreased $1.4 million, or 15%, to $7.8 million during the year ended December 31, 2011, as compared to the 2010 comparative period. The decrease was primarily due to a decrease in personnel costs of $962,000, as well as a $469,000 reduction of costs related to the 2010 exit of our Canadian facility.

Depreciation and Amortization Expenses.    Depreciation and amortization expenses decreased $1.1 million, or 32%, to $2.4 million for the year ended December 31, 2011, as compared to the 2010 comparative period.

Loss (Gain) on Fair Value Re-measurement.    In the year ended December 2011, the Company recorded a loss on fair value re-measurement of $44,000 related to the change in the accrued estimated liability for the potential earnout payment in connection with our acquisition of Optima based on performance-to-date and projections of performance through 2011. During the year ended December 31, 2010, the Company had recorded a $190,000 gain on re-measurement of this liability.

Gain Due to Change in Fair Value of Warrant Liability.    During the year ended December 31, 2011, the Company recorded a gain on the change in fair value of our warrant liability of $298,000. In June 2011, we issued 1.6 million warrants as part of our equity offering. We classified the warrants as liabilities under the balance sheet caption “Common stock warrant liability” and estimated their fair value, as of the balance sheet date, utilizing the Black-Scholes valuation method.

Interest and Other Expense, Net.    The components of interest and other expense, net are as follows (in thousands):

	Years Ended December 31,		Change
	2011	2010
Interest and other expense, net	193	178	15
Currency translation loss (gain)	(15)	47	(62)
Write-down of investment	—	740	(740)

Total	$178	$965	$(787)

Net interest expense was relatively flat for the year ended December 31, 2011, as compared to the 2010 comparative period, as increases from incremental and new borrowings were offset by decreases in interest rates.

Currency transaction loss (gain) is primarily due to the fluctuation of currency exchange rates among the U.S. Dollar and the British Pound. Fluctuations of currency exchange rates may have a negative effect in future periods on our financial results.

Income Tax Expense.    Income tax expense decreased $107,000, or 85%, to $19,000 for the year ended December 31, 2011, as compared to $126,000 for the year ended December 31, 2010. Our income tax expense for the year ended December 31, 2011 was based on our estimate of taxable income for the full year ending December 31, 2011, and primarily consists of estimates of foreign taxes and domestic gross margin taxes for certain states.

Net loss from Discontinued Operations.    Net loss from discontinued operations was $531,000 for the year ended December 31, 2011, as compared to $368,000 in the year ended December 31, 2010. The change was primary due to net client attrition for our Manila operations.

Liquidity and Sources of Capital

Cash used in operating activities for the year ended December 31, 2012 was $2.1 million, as compared to cash used in operating activities of $5.2 million in the year ended December 31, 2011. Cash used in operating activities in the year ended December 31, 2012 was primarily the result of net loss from continuing operations of $4 million, offset by non-cash expenses for depreciation and amortization of property and intangibles of $1.6 million and stock-based compensation expenses of $810,000, cash used by discontinued operations of $2.1 million and changes in operating assets and liabilities that provided cash of $1.7 million.

Cash used in operating activities for the year ended December 31, 2011 was $5.2 million, primarily the result of net loss from continuing operations of $10.4 million, offset by non-cash expenses for depreciation and amortization of property and intangibles of $2.4 million and stock-based compensation expenses of $2 million, changes in operating assets and liabilities that provided cash of $631,000 and cash provided by discontinued operations of $333,000.

Cash used in investing activities was $1.2 million in the year ended December 31, 2012, as compared to cash used in investing activities of $1.6 million in the year ended December 31, 2011. The change was primarily the result of increases in capital expenditures used by our discontinued operations of approximately $744,000 during the year ended December 31, 2012, as compared to the year ended December 31, 2011, offset by a reduction in capital expenditures used by continuing operations of $422,000 during the same period.

Cash used in financing activities was approximately $846,000 in the year ended December 31, 2012, as compared to cash provided by financing activities of $3.8 million in the year ended December 31, 2011. Cash used in financing activities was primarily a result of cash used by discontinued operations of $738,000 and purchases of $237,000 of treasury stock from employees for shares withheld for income taxes payable on restricted stock awards vested during the year ended December 31, 2012. Cash provided by financing activities in the year ended December 31, 2011 was primarily result of the $3.3 million in proceeds from our June 2011 offering of common stock and net proceeds from borrowings of $590,000.

At December 31, 2012, the Company had a net working capital deficit of $6.2 million. Our principal source of liquidity as of December 31, 2012 consisted of $4.5 million of cash and cash equivalents and $3.7 million of net accounts receivable. Our debt balance as of December 31, 2012 was $4.5 million, of which $2.7 million is payable within the next twelve months. See below under “Credit Arrangements” for further discussion of our credit facility with Comerica Bank.

We had a net loss from continuing operations of $4.0 million for the year ended December 31, 2012. During the year, we used cash of $10,000 in operating activities from continuing operations and $2.1 million in operating activities from discontinued operations.

We believe we are now executing a plan that will establish profitable operations in the future through increased sales and decreased expenses. There can be no assurance that we will be successful in increasing sales, reducing expenses or achieving profitable operations. In addition, the Company has completed the sale our of operations in Manila. We are also evaluating our options to sell other non-strategic assets as we continue to focus on our core business. The sale of our Manila operations and, potentially other assets, is intended to both improve our cash position as well as to improve our business focus. In the event that we fail to achieve profitable operations, fail to close on any intended sale of assets, or if we are unable to raise additional capital in this offering, we will not have adequate cash or financial resources to operate for the next twelve months. These factors raise substantial doubt about our ability to continue as a going concern.

Credit Arrangements

On June 14, 2012, the Company entered into a Loan and Security Agreement with Comerica Bank (the “Credit Facility”), replacing Bridge Bank, N.A. as the Company’s primary lender. The maximum amount of credit available to us under the Credit Facility is $5 million, comprised of a $3 million term loan facility (“Term Loan”) and a $2 million revolving line of credit (“Revolving Line”), which includes a $500,000 sub-facility for letters of credit and certain credit card services. Under the terms of the Credit Facility, we could request advances under the Term Loan until December 14, 2012. Term Loan advances outstanding on December 14, 2012 are payable in thirty equal monthly installments of principal, plus accrued interest, beginning on January 1, 2013 and ending on June 14, 2015. As of December 31, 2012, there was $3.0 million outstanding under the Term Loan and $1.5 million under the Revolving Line.

We also may request additional advances under the Revolving Line in an aggregate outstanding amount not to exceed the lesser of (i) the Revolving Line or (ii) the borrowing base, which is 80% of our eligible accounts receivable balances, less the aggregate face amount of letters of credit issued and the aggregate limits of any credit cards issued and any merchant credit card processing reserves. Amounts borrowed under the Revolving Line are due on December 14, 2013. The interest rate per annum for advances under the Credit Facility is the Prime Referenced Rate, as defined in the Credit Facility, plus the applicable margin. The applicable margin is one and one half percent (1.50%) per annum for the Revolving Line and two and one quarter percent (2.25%) per annum for the Term Loan. The interest rate on our Term Loan and Revolving Line were 5.50% and 4.75%, respectively, as of December 31, 2012.

The Credit Facility is secured by substantially all of our consolidated assets. We must comply with certain financial covenants, including maintaining unrestricted cash with Comerica Bank equal to the greater of $1 million or the aggregate outstanding amount of Term Loan advances, and not less than $1 million upon achieving positive cash flow, and maintaining a minimum liquidity ratio with respect to all indebtedness owing to Comerica Bank of at least 1.25 to 1.00, which Comerica Bank agreed to reduce to 1.00 to 1.00 through April 15,

2013. The Credit Facility contains customary covenants that will, subject to limited exceptions, require Comerica’s approval to, among other things, (i) create liens; (ii) make capital expenditures; (iii) pay cash dividends; and (iv) merge or consolidate with another company. The Credit Facility provides for customary events of default, including nonpayment, breach of covenants, material adverse events, payment defaults of other indebtedness, and certain events of bankruptcy, insolvency and reorganization that may result in acceleration of outstanding amounts under the Credit Facility. In addition, failure to deliver to Comerica Bank an unqualified audit opinion (including no going concern comment or qualification) to our annual audited consolidated financial statements would constitute an event of default under the Credit Facility. As of December 31, 2012, we were in compliance with all loan covenants.

Off-Balance Sheet Arrangements

As of December 31, 2012 and 2011, we had no off-balance sheet arrangements or obligations.

Potential Impact of Inflation

To date, inflation has not had a material impact on our business.

Recent Accounting Standards

In September 2011, the FASB issued new accounting guidance, ASU No. 2011-08 – Testing Goodwill for Impairment. This update permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350. This new guidance is effective for the first reporting period beginning after December 15, 2011. We implemented ASU No. 2011-08 as part of our 2012 impairment testing.

In June 2011, the FASB issued new accounting guidance, ASU No. 2011-05 – Presentation of Comprehensive Income. This update requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This new guidance is effective for the first reporting period beginning after December 15, 2011. We adopted this standard in the first quarter of 2012 and elected to present a single continuous statement of operations and comprehensive loss.

In May 2011, the FASB issued ASU No. 2011-04 – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011. The Company adopted this standard in the first quarter of 2012.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 12,555,550 shares of our common stock in this offering will be approximately $5.3 million, after deducting estimated offering expenses payable by us.

We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire complementary technologies or businesses when the opportunity arises; however, we currently have no commitments or agreements with respect to any such transactions. As of the date of this prospectus supplement, we cannot specify with certainty the particular uses for the net proceeds we will receive in this offering. Accordingly, our management will have broad discretion in applying our net proceeds of this offering.

Pending these uses, we plan to invest the net proceeds in short-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct guaranteed obligations of the United States. The goal with respect to investment of these net proceeds is capital preservation and liquidity so that funds are readily available to fund our operations.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2012:

•	on an actual basis; and

•	on an as-adjusted basis, to give effect to the sale of 12,555,550 shares offered by us in this offering, at a price of $0.45 per share, after deducting estimated offering expenses payable by us.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus supplement or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2012
(in thousands, except share and per share data)	Actual	As adjusted
	(Unaudited)
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value; 50,000 shares authorized; 30,454,250 shares issued 28,428,300 shares outstanding, actual; 43,009,800 shares issued; 40,983,850 shares outstanding, as adjusted	27	40
Additional paid-in capital	130,402	135,689
Accumulated deficit	(128,198)	(128,198)
Accumulated other comprehensive loss	(261)	(261)
Treasury stock, at cost, 2,025,950 shares, actual and as adjusted	(2,727)	(2,727)

Total stockholders’ equity	(757)	4,543

DIVIDEND POLICY

We have never paid dividends on our common stock. We intend to retain our earnings for use in our business and, therefore, do not anticipate paying any cash dividends on our common stock for the foreseeable future. Additionally, pursuant to the terms of our existing Loan and Security Agreement with Comerica Bank, any decision to pay dividends on our common stock would be subject to the bank’s approval.

DILUTION

Our net tangible book value as of December 31, 2012 was approximately ($6.1) million, or ($0.21) per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of common stock outstanding as of December 31, 2012. Dilution is determined by subtracting net tangible book value per share from the public offering price per share.

Without taking into account any changes in net tangible book value after December 31, 2012, other than giving effect to the sale of the 12,555,550 shares we are offering at the public offering price of $0.45 per share, and after deducting estimated offering expenses, our as-adjusted net tangible book value would have been approximately ($0.8) million, or approximately ($0.02) per share of common stock. This represents an immediate increase in net tangible book value of approximately $0.19 per share to existing stockholders and an immediate dilution of approximately $0.47 per share. The following table illustrates this dilution on a per share basis (amounts in thousands, expect per share amounts):

Public offering price per share		$0.45
Net tangible book value per share as of December 31, 2012	($0.21)
Increase in net tangible book value per share attributable to the offering	$0.19
As adjusted net tangible book value per share after giving effect to this offering		($0.02)
Dilution per share to new investors in this offering		$0.47

The number of shares of our common stock to be outstanding after this offering is based on 28,428,300 shares outstanding as of December 31, 2012, and excludes as of that date:

•	1,235,203 shares of our common stock issuable upon the exercise of outstanding options as of December 31, 2012 at a weighted-average exercise price of $1.26 per share;

•	1,577,979 shares of our common stock issuable upon the exercise of outstanding warrants as of December 31, 2012 at a weighted-average exercise price of $1.38 per share; and

•	810,000 shares of our common stock available for future equity awards under our 2003 Stock Incentive Plan.

The exercise of outstanding options and warrants having an exercise price less than the offering price per unit will increase dilution to the new investors.

To the extent we grant additional options under our stock option plan or issue additional warrants, or we issue additional shares of common stock in the future, there may be further dilution to new investors.

PLAN OF DISTRIBUTION

We are selling shares of our common stock under this prospectus supplement directly to various investors at a price of $0.45 per share. We currently anticipate that the closing of the sale of such shares under this prospectus supplement will take place on or about April 3, 2013. On the closing date, we will issue the shares of common stock to the investors and we will receive funds in the amount of the aggregate purchase price of $5.65 million.

We have entered into subscription agreements directly with the investors relating to the sale of our common stock offered under this prospectus supplement. Certain of our directors and executive officers are also purchasing shares in this offering.

In order to comply with certain rules and regulations of The NASDAQ Stock Market LLC, the shares are being sold at a price per share of $0.45, which was the consolidated closing bid price of our common stock as reported on the NASDAQ Capital Market on March 28, 2013.

The expenses of this offering payable by us are estimated to be approximately $350,000.

The transfer agent for our common stock is Computershare Trust Company, N.A. Our common stock is traded on the NASDAQ Capital Market under the symbol “RMKR.”

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Perkins Coie LLP, San Francisco, California.

EXPERTS

The financial statements and schedule as of December 31, 2011 and for each of the three years in the period ended December 31, 2011 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement, and certain information that we will later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act made after the date of this prospectus supplement until we sell all of the securities under this prospectus supplement, except that we do not incorporate any document or portion of a document that was furnished and deemed by the rules of the SEC not to have been filed:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012, and our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2011, filed with the SEC on April 30, 2012;

•

Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, filed with the SEC on May 15, 2012, August 14, 2012 and November 14, 2012, respectively;

•

Our Current Reports on Form 8-K filed with the SEC on January 17, 2012, May 23, 2012, June 19, 2012, June 21, 2012, July 19, 2012, July 26, 2012, July 31, 2012, September 13, 2012, October 30, 2012, November 20, 2012, December 4, 2012, December 13, 2012, December 21, 2012, December 28, 2012, January 17, 2013, January 25, 2013, February 15, 2013 and March 11, 2013; and

•

The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 9, 1999, including any amendment or report filed for the purpose of updating such description.

Additionally, all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination or completion of this offering, shall be deemed to be incorporated by reference in this prospectus supplement and to be part hereof from the date of filing of such reports and other documents. Any information that we subsequently file with the SEC that is incorporated by reference as described above will automatically update and supersede any previous information that is part of this prospectus supplement.

We will provide you with a copy of any or all of the information that has been incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement at no cost to you upon written or oral request to: Rainmaker Systems, Inc., 900 East Hamilton Avenue, Suite 400, Campbell, CA 95008, Attention: Mallorie Burak, Chief Financial Officer, Telephone: (408) 626-3800, Fax: (408) 626-2625.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 (SEC File No. 333-171946) with the SEC under the Securities Act. This prospectus supplement and the accompanying prospectus are part of the registration statement, but the registration statement includes and incorporates by reference additional information and exhibits. You should refer to the registration statement and its exhibits to read that information. Statements made in this prospectus supplement as to the content of any contract, agreement or other document are not necessarily complete and you should refer to the contracts, agreements and other documents attached as exhibits to the registration statement for a more complete description of such agreements, contracts or other documents.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC’s web site is not part of this prospectus supplement, and any references to this web site or any other web site are inactive textual references only.

We also make available free of charge through our Internet website at www.rainmakersystems.com our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable following the time they are filed with or furnished to the SEC. The information on or accessible through our website is not incorporated into or part of this prospectus supplement or the accompanying prospectus.

PROSPECTUS

$15,000,000

Rainmaker Systems, Inc.

Preferred Stock

Common Stock

Debt Securities

Warrants

Units

We may offer and sell from time to time in one or more offerings up to $15,000,000 in the aggregate of:

•	shares of our common stock;

•	shares of our preferred stock in one or more series;

•	our debt securities, in one or more series, which may be either senior or subordinated debt securities;

•	warrants to purchase shares of our common stock;

•	warrants to purchase shares of our preferred stock;

•

units consisting of shares of common stock, shares of preferred stock, debt securities and/or warrants to purchase shares of common stock, shares of preferred stock and/or debt securities in any combination; or

•	any combination of the foregoing.

Each time we offer securities, we will provide the specific terms of the securities offered in one or more supplements to this prospectus. We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. The prospectus supplement and any related free writing prospectus may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement and any related free writing prospectus, as well as any documents incorporated by reference, before buying any of the securities being offered.

The securities offered by this prospectus may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers. We will set forth the names of any underwriters or agents and any applicable fees, commissions, discounts and over-allotments in an accompanying prospectus supplement. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus and in the applicable prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Our common stock is quoted on the NASDAQ Global Market under the symbol “RMKR.” On January 27, 2011, the last reported sales price of our common stock on the NASDAQ Global Market was $1.39 per share. As of January 27, 2011, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $20.3 million. For purposes of this disclosure, shares of common stock held by persons who are known by us to beneficially own more than 5% of the outstanding shares of common stock and shares held by officers and directors of the registrant have been excluded in that such persons may be deemed to be affiliates. We have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on, and includes, the date of this prospectus.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD REVIEW CAREFULLY THE RISKS AND UNCERTAINTIES REFERENCED UNDER THE HEADING “RISK FACTORS” BEGINNING ON PAGE 7 OF THIS PROSPECTUS AS WELL AS THOSE CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT AND ANY RELATED FREE WRITING PROSPECTUS, AND IN THE OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 7, 2011.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may offer shares of our common stock and preferred stock, various series of debt securities and/or warrants to purchase any of such securities, either individually or in units, in one or more offerings, up to a total dollar amount of $15,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities under this prospectus, we will provide a prospectus supplement that will contain more specific information about the specific terms of the offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. Each such prospectus supplement (and any related free writing prospectus that we may authorize to be provided to you) may also add, update or change information contained in this prospectus or in documents incorporated by reference into this prospectus. We urge you to carefully read this prospectus, any applicable prospectus supplement and any related free writing prospectus, together with the information incorporated herein by reference as described under the headings “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” before buying any of the securities being offered. THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

You should rely only on the information contained or incorporated by reference in this prospectus, any applicable prospectus supplement and any related free writing prospectus. We have not authorized anyone to provide you with different information in addition to or different from that contained in this prospectus, any applicable prospectus supplement and any related free writing prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus that we may authorize to be provided to you. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate only as of the date on the front of the document and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any related free writing prospectus, or any sale of a security.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find Additional Information.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors”, that may cause our, or our industry’s, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed or implied by such forward-looking statements.

Among the important factors which could cause actual results to differ materially from those in the forward-looking statements are general market conditions, the current very difficult macro-economic environment and its impact on our business as our clients are reducing their overall marketing spending and our clients’ customers are reducing their purchase of services contracts, the high degree of uncertainty and our limited visibility due to economic conditions, our ability to execute our business strategy, our ability to integrate acquisitions without disruption to our business, the effectiveness of our sales team and approach, our ability to target, analyze and forecast the revenue to be derived from a client and the costs associated with providing services to that client, the date during the course of a calendar year that a new client is acquired, the length of the integration cycle for new clients and the timing of revenues and costs associated therewith, our client concentration given that we are currently dependent on a few significant client relationships, potential competition in the marketplace, the ability to retain and attract employees, market acceptance of our service programs and pricing options, our ability to maintain our existing technology platform and to deploy new technology, our ability to sign new clients and control expenses, the possibility of the discontinuation of some client relationships, the financial condition of our clients’ businesses, our ability to raise additional equity or debt financing and other factors detailed in the Company’s filings with the Securities and Exchange Commission.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We assume no obligation to update such forward-looking statements publicly for any reason even if new information becomes available in the future.

SUMMARY

This summary highlights selected information from this prospectus or incorporated by reference in this prospectus, and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, the applicable prospectus supplement and any related free writing prospectus, including the risks of investing in our securities referred to under the heading “Risk Factors” in this prospectus and contained in the applicable prospectus supplement and any related free writing prospectus, and in the other documents that are incorporated by reference into this prospectus. You should also carefully read the information incorporated by reference into this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

Unless otherwise mentioned or unless the context requires otherwise, throughout this prospectus, any applicable prospectus supplement and any related free writing prospectus, the words “Rainmaker,” “we,” “us,” “our,” the “company” or similar references refer to Rainmaker Systems, Inc. and its subsidiaries; the term “securities” refers collectively to our common stock, preferred stock, debt securities or warrants to purchase common stock, preferred stock or debt securities, or any combination of the foregoing securities.

This prospectus and the information incorporated herein by reference includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus, any applicable prospectus supplement or any related free writing prospectus are the property of their respective owners.

Our Company

We are a leading provider of sales and marketing solutions, combining hosted application software and execution services designed to drive more revenue for our clients. We have three primary product lines as follows: contract sales, lead development and training sales. We have developed an integrated solution, the Rainmaker Revenue Delivery PlatformSM, that combines proprietary, on-demand application software and advanced analytics with specialized sales and marketing execution services, which can include marketing strategy development, websites, e-commerce portal creation and hosting, both inbound and outbound e-mail, chat, direct mail and telesales services.

We use the Rainmaker Revenue Delivery Platform to drive more revenue for our clients in a variety of ways to:

•	provide a hosted technology portal for our clients and their resellers to assist in selling new service/product contracts and contract renewals;

•	sell, on behalf of our clients as a client branded reseller or transaction processor, service contracts, software licenses and subscriptions, and warranties;

•	generate, qualify and develop corporate leads, turning these prospects into qualified appointments for our clients’ field sales forces or leads for their channel partners; and

•	provide a hosted application software platform that enables our clients to more effectively generate additional revenue from sales of Internet-based and in-person training.

We operate as an extension of our clients, in that all of our interactions with our clients’ customers, utilizing our multi-channel communications platform, incorporate our clients’ brands and trademarks, complementing and enhancing our clients’ sales and marketing efforts. Thus, our clients entrust us with some of their most valuable assets—their brand and reputation. In the course of delivering these services, we utilize our proprietary databases to access the appropriate technology buyers and key decision makers.

Our clients are primarily in the computer hardware and software, telecommunications and financial services industries.

We have acquired several businesses that have expanded our client base and geographic presence to include international operations in the Philippines and Europe and enhanced the functionality of our Revenue Delivery Platform. These acquisitions have extended our technology capabilities and added new services which we offer across our expanding client base.

We were founded in 1991 and are headquartered in Silicon Valley in Campbell, California. We also have operation centers in or near Austin, Texas; Manila, Philippines and London, England. We are incorporated in Delaware. Our principal office is located at 900 East Hamilton Ave., Suite 400, Campbell, CA 95008 and our phone number is (408) 626-3800. Our website is www.rmkr.com. We make available, free of charge, on or through our website, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the SEC. The information contained on, or accessible through, our website is not intended to be part of any report we file with, or furnish to, the SEC.

The Securities We May Offer

We may offer shares of our common stock and preferred stock, various series of debt securities and/or warrants to purchase any of such securities, either individually or in units, with a total value of up to $15,000,000 from time to time under this prospectus at prices and on terms to be determined at the time of any offering. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities under this prospectus, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

•	designation or classification;

•	aggregate principal amount or aggregate offering price;

•	maturity, if applicable;

•	original issue discount, if any;

•	rates and times of payment of interest or dividends, if any;

•	redemption, conversion, exercise, exchange or sinking fund terms, if any;

•	preferences over other classes of our securities, if any;

•	restrictive covenants, if any;

•	voting or other rights, if any;

•

conversion or exchange prices or rates, if any, and, if applicable, any provisions for changes to or adjustments in the conversion or exchange prices or rates and in the securities or other property receivable upon conversion or exchange; and

•	important United States federal income tax considerations.

The prospectus supplement and any related free writing prospectus that we may authorize to be provided to you may also add, update or change information contained in this prospectus or in documents we have incorporated by reference. However, no prospectus supplement or free writing prospectus will offer a security that is not registered and described in this prospectus at the time of the effectiveness of the registration statement of which this prospectus is a part.

This prospectus may not be used to offer or sell securities unless it is accompanied by a prospectus supplement.

We may sell the securities directly to investors or to or through agents, underwriters or dealers. We, and our agents or underwriters, reserve the right to accept or reject all or part of any proposed purchase of securities. If we do offer securities to or through agents or underwriters, we will include in the applicable prospectus supplement:

•	the names of those agents or underwriters;

•	applicable fees, discounts and commissions to be paid to them;

•	details regarding over-allotment options, if any; and

•	the net proceeds to us.

Common Stock. We may issue shares of our common stock from time to time. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders and do not have cumulative voting rights. Subject to the preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Preferred Stock. We may issue shares of our preferred stock from time to time, in one or more series. Our board of directors will determine the rights, preferences and privileges of the shares of each wholly unissued series, and any qualifications, limitations or restrictions thereon, including dividend rights, conversion rights, preemptive rights, terms of redemption or repurchase, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. Convertible preferred stock will be convertible into our common stock or exchangeable for other securities. Conversion may be mandatory or at your option and would be at prescribed conversion rates.

If we sell any series of preferred stock under this prospectus, we will fix the rights, preferences and privileges of the preferred stock of such series, as well as any qualifications, limitations or restrictions thereon, in the certificate of designation relating to that series. We will file as an exhibit to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the form of any certificate of designation that describes the terms of the series of preferred stock we are offering before the issuance of that series of preferred stock. We urge you to read the applicable prospectus supplement (and any free writing prospectus that we may authorize to be provided to you) related to the series of preferred stock being offered, as well as the complete certificate of designation that contains the terms of the applicable series of preferred stock.

Debt Securities. We may issue debt securities from time to time, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. The senior debt securities will rank equally with any other unsecured and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner described in the instrument governing the debt, to all of our senior indebtedness. Convertible debt securities will be convertible into or exchangeable for our common stock or other securities. Conversion may be mandatory or at your option and would be at prescribed conversion rates.

The debt securities will be issued under one or more documents called indentures, which are contracts between us and a national banking association or other eligible party, as trustee. In this prospectus, we have summarized certain general features of the debt securities. We urge you, however, to read the applicable prospectus supplement (and any free writing prospectus that we may authorize to be provided to you) related to the series of debt securities being offered, as well as the complete indentures that contain the terms of the debt securities. Forms of indentures have been filed as exhibits to the registration statement of which this prospectus is a part, and supplemental indentures and forms of debt securities containing the terms of the debt securities being offered will be filed as exhibits to the registration statement of which this prospectus is a part or will be incorporated by reference from reports that we file with the SEC.

Warrants. We may issue warrants for the purchase of common stock, preferred stock and/or debt securities in one or more series. We may issue warrants independently or together with common stock, preferred stock and/or debt securities, and the warrants may be attached to or separate from these securities. In this prospectus, we have summarized certain general features of the warrants. We urge you, however, to read the applicable prospectus supplement (and any free writing prospectus that we may authorize to be provided to you) related to the particular series of warrants being offered, as well as the complete warrant agreements and warrant certificates that contain the terms of the warrants. We will file as exhibits to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the form of warrant agreement and form of warrant certificate containing the terms of the warrants being offered before the issuance of any such warrants.

We will evidence each series of warrants by warrant certificates that we will issue. Warrants may be issued under an applicable warrant agreement that we enter into with a warrant agent. We will indicate the name and address of the warrant agent, if applicable, in the prospectus supplement relating to the particular series of warrants being offered.

Units. We may issue, in one or more series, units consisting of common stock, preferred stock, debt securities and/or warrants for the purchase of common stock, preferred stock and/or debt securities in any combination. In this prospectus, we have summarized certain general features of the units. We urge you, however, to read the applicable prospectus supplement (and any free writing prospectus that we may authorize to be provided to you) related to the series of units being offered, as well as the complete unit agreement that contains the terms of the units. We will file as exhibits to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the form of unit agreement and any supplemental agreements that describe the terms of the series of units we are offering before the issuance of the related series of units.

We will evidence each series of units by unit certificates that we will issue. Units may be issued under a unit agreement that we enter into with a unit agent. We will indicate the name and address of the unit agent, if applicable, in the prospectus supplement relating to the particular series of units being offered.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before purchasing our securities, you should carefully consider the following information, together with the risks and uncertainties set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 31, 2010, which is incorporated by reference in this prospectus, as well as any updates thereto contained in subsequent filings with the SEC or any applicable prospectus supplement or free writing prospectus. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose all or part of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to this Offering

Our stock price is and may continue to be volatile and you may not be able to resell our securities at or above the price you paid.

The market price for our common stock is volatile and may continue to fluctuate widely, including due to:

•	quarter to quarter variations in results of operations;

•	loss of a major client;

•	changes in the economic environment which could reduce our potential;

•	announcements of technological innovations by us or our competitors;

•	changes in, or our failure to meet, the expectations of securities analysts;

•	new products or services offered by us or our competitors;

•	changes in market valuations of similar companies;

•	announcements of strategic relationships or acquisitions by us or our competitors;

•	other events or factors that may be beyond our control;

•	dilution resulting from the raising of additional capital; or

•

other factors discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 31, 2010, as well as any updates thereto contained in subsequent filings with the SEC or any applicable prospectus supplement or free writing prospectus.

In addition, the securities markets in general have experienced extreme price and trading volume volatility in the past. The trading prices of securities of companies in our industry have fluctuated broadly, often for reasons unrelated to the operating performance of the specific companies. These general market and industry factors may adversely affect the trading price of our common stock, regardless of our actual operating performance.

Our stock price is volatile, and we could face securities class action litigation. In the past, following periods of volatility in the market price of their stock, many companies have been the subjects of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management’s attention and resources and could cause our stock price to fall.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from any offerings under this prospectus, and you will be relying on the judgment of our management regarding the application of these proceeds. Except as described in any prospectus supplement or in any related free writing prospectus that we may authorize to be provided to you, the net proceeds received by us from our sale of the securities described in this prospectus will be added to our general funds and will be used for our general corporate purposes. Our management might not apply the net proceeds from the offering of our securities in ways that increase the value of your investment and might not be able to yield a significant return, if any, on any investment of such net proceeds. You will not have the opportunity to influence our decisions on how to use such proceeds.

Risks Related to Our Business

Because we depend on a small number of clients for a significant portion of our revenue, the loss of a single client or any significant reduction in the volume of services we provide to any of our significant clients could result in a substantial decrease in our revenue and have a material adverse impact on our financial position.

We have generated a significant portion of our revenue from sales to customers of a limited number of clients. In the three months ended September 30, 2010, two clients represented 10% or more of our revenue, with Symantec representing approximately 16% of our revenue and Hewlett-Packard representing approximately 16% of our revenue. In the nine months ending September 30, 2010, three clients represented 10% or more of our revenue, with Hewlett-Packard represented approximately 15% of our revenue, Symantec representing approximately 14% of our revenue and Sun Microsystems representing approximately 10% of our revenue. During the year ended December 31, 2009, three clients accounted for 10% or more of our revenue, with Sun Microsystems representing approximately 22% of our revenue, Hewlett-Packard representing approximately 16% of our revenue and Symantec accounting for approximately 10% of our revenue.

We expect that a small number of clients will continue to account for a significant portion of our revenue for the foreseeable future. The loss of any of our significant clients or client initiated changes to our client programs may cause a significant decrease in our revenue. In addition, our software and technology clients operate in industries that experience consolidation from time to time, which could reduce the number of our existing and potential clients. Any loss of a single significant client or changes to client programs may have a material adverse effect on our financial position, cash flows and results of operations.

Our clients may, from time to time, restructure their businesses or get acquired by another company, which may adversely impact the revenues we generate from those clients. Sun Microsystems, a significant client, was recently acquired by Oracle Corporation, and thereafter elected to terminate certain of our services which accounted for a significant portion of our revenue. Any restructuring, termination or non-renewal of our services by one of our significant clients could reduce the volume of services we provide and further reduce our expected future revenues, which would likely have a material adverse effect on our financial position, cash flows and results of operations.

Our agreements with our clients allow for termination with short notice periods.

Our service sales agreements and our lead generation agreements generally allow our clients to terminate such agreements without cause with 90 to 180 days notice and 30 days notice, respectively. Our clients are under no obligation to renew their engagements with us when their contracts come up for renewal. In addition, our agreements with our clients are generally not exclusive. Our agreements with Hewlett-Packard, a significant client, expire at various dates from August 2011 through August 2012, and can generally be terminated prior to expiration with ninety days notice.

USE OF PROCEEDS

Unless we otherwise indicate in the applicable prospectus supplement, we currently intend to use the net proceeds from the sale of the securities for working capital and other general corporate purposes, including:

•	For acquisitions of businesses, products and technologies that complement or expand our business;

•	For capital expenditures made in the ordinary course of business, including facilities expansion; and

•	to repay indebtedness we may incur from time to time.

If a material part of the net proceeds is to be used to repay indebtedness, we will set forth the interest rate and maturity of such indebtedness in a prospectus supplement.

We may set forth additional information on the use of net proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific offering.

DESCRIPTION OF CAPITAL STOCK

The following is only a summary of the material terms of our common stock and preferred stock. Because it is only a summary, it does not contain all the information that may be important to you. Accordingly, you should carefully read the more detailed provisions of our restated certificate of incorporation filed with the Delaware Secretary of State on May 18, 2006 and our by-laws, each of which has been filed with the SEC, as well as applicable provisions of Delaware law.

Authorized Capitalization

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

As of December 31, 2010, there were 23,275,199 shares of common stock outstanding held by approximately 140 stockholders of record and no shares of our preferred stock were outstanding.

Common Stock

All outstanding shares of our common stock are, and all shares of our common stock to be outstanding upon completion of any offering pursuant to this prospectus will be, validly issued, fully paid and nonassessable.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. To date, we have not paid dividends on our common stock. For the foreseeable future, we intend to invest any earnings in further business development and do not intend to issue cash dividends.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation.

In addition, our certificate of incorporation and bylaws provide that certain actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote.

No Preemptive, Conversion or Redemption Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in the distribution of all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is fully paid and nonassessable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., with offices located at 350 Indiana Street, Suite 800, Golden, Colorado 80401.

NASDAQ Global Market Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “RMKR”.

Preferred Stock

Under our restated certificate of incorporation, our board of directors is authorized, without further stockholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series and fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights which are superior to the rights of common stock or which could adversely affect the voting power and other rights of the holders of common stock. The issuance of preferred stock also may have the affect of delaying, deferring or preventing a change in control of the company or the removal of management.

A prospectus supplement relating to any preferred stock being offered will include specific terms relating to the offering. They will include, where applicable:

•	the title and stated value of the preferred stock;

•	the number of shares of preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	the dividend rate(s), periods(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock shall accumulate;

•	the provision for a sinking fund , if any, for the preferred stock;

•	the provision for redemption, if applicable of the preferred stock;

•	any voting rights of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•

the terms and conditions, if applicable, upon which the preferred stock will be convertible into or exchangeable for our common stock, into other series of our preferred stock or other securities including the conversion or exercise price or the manner of calculating the conversion or exercise price and the conversion or exercise period;

•	the relative rankings and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

•	any limitations on any series of preferred stock ranking senior to or on parity with the preferred stock as to dividends rights and rights upon liquidation, dissolution or winding up our affairs;

•	if appropriate, a discussion of the material federal income tax consequences applicable to the preferred stock; and

•	any other specific terms, preferences, rights limitations or restrictions on the preferred stock.

Unless otherwise specified in the prospectus supplement, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, the preferred stock will rank:

•

senior to all classes or series of the Company’s common stock and all other equity securities listed by the Company, the terms of which specifically provide that such equity securities rank junior to the preferred stock with respect to the dividend rights or rights upon the liquidation, dissolution or winding up of the Company;

•

on a parity with all equity securities issued by the Company that do not rank senior or junior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company, or the terms of which specifically provide that such equity securities shall rank on parity to the preferred stock; and

•

junior to all equity securities issued by the Company, the terms of which do not specifically provide that such equity securities rank on a parity with or junior to the preferred stock with respect to dividend rights or rights upon the liquidation, dissolution or winding up if the Company (including any entity with which we may be merged or consolidated or to which all or substantially all of the Company’s assets may be transferred or which transfers all or substantially all of the Company’s assets).

As used for these purposes, the term “equity securities” does not include convertible debt securities.

If we issue shares of preferred stock under this prospectus, the shares will be fully-paid and non-assessable.

The transfer agent and registrar for any series of preferred stock will be set forth in the applicable prospectus supplement.

Certain Anti-Takeover Provisions

Certain provisions of Delaware law, our restated certificate of incorporation and our bylaws may make it more difficult to acquire control of us by various means. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of stock owned by them. In addition, they may adversely affect the prevailing market price of the stock.

Delaware Law

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with his affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

Classified Board of Directors

Our restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors with staggered three-year terms, with each class consisting, as nearly as possible, of one-third of the total number of directors. As a result, approximately one-third of the board of directors will be elected each year. These provisions are likely to increase the time required for stockholders to change the composition of our board of directors. For example, in general at least two annual meetings will be necessary for stockholders to effect a change in the majority our board of directors. Subject to the rights of the holders of any outstanding series of preferred stock, our restated certificate of incorporation authorizes only the board of directors to fill vacancies, including newly created directorships. Our restated certificate of incorporation also provides that directors may be removed by stockholders only for cause and only by affirmative vote of holders of 66-2/3% of the outstanding shares of voting stock entitled to vote at an election of directors.

Special Stockholder Meetings

Our restated certificate of incorporation provides that special meetings of the stockholders for any purpose or purposes, unless required by law, may only be called by the board. This limitation on the ability to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board.

These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board with respect to unsolicited takeover bids. In addition, the limited ability to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Supermajority Vote to Amend Charter and Bylaws

Our restated certificate of incorporation authorizes our board of directors to amend and repeal our bylaws without stockholder vote. Our restated certificate of incorporation also provides that our bylaws may be amended by the affirmative vote of holders of at least 66 2/3% of the outstanding shares of voting stock of the Company entitled to vote at an election of directors. In addition, our restated certificate of incorporation provides that its provisions related to bylaw amendments and indemnification may only be amended by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock of the Company entitled to vote at the election of directors.

Advance Notice Requirements for Stockholders Proposals and Director Nominations.

Our bylaws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive office not less than 120 days nor more than 150 days prior to the first anniversary of the date of the previous year’s annual meeting of stockholders; provided that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than or 60 calendar days after such anniversary, notice by the stockholder, to be timely, must be so received not more than 90 days nor later than the later of (i) 60 days prior to the annual meeting of stockholders or (ii) the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever first occurs. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our certificate of incorporation further provides that we are authorized to indemnify our directors and officers to the fullest extent permitted by law through the bylaws, agreement, vote of stockholders or disinterested directors, or otherwise. Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law and require us to advance litigation expenses upon our receipt of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. Our bylaws further provide that rights conferred under such bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

We also have directors’ and officers’ liability insurance. In addition, we have entered into agreements to indemnify our directors and certain of our officers, in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements, among other things, indemnify our directors and certain of our officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as our director or officer or as a director or officer of any subsidiary of ours, or as a director or officer of any other company or enterprise that the person provides services to at our request.

Our restated certificate of incorporation provides that, pursuant to Delaware Law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us or our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to Rainmaker or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware Law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. While the terms we have summarized below will apply generally to any debt securities that we may offer under this prospectus, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities offered under a prospectus supplement may differ from the terms described below. Unless the context requires otherwise, whenever we refer to the indentures, we also are referring to any supplemental indentures that specify the terms of a particular series of debt securities.

We will issue the senior debt securities under the senior indenture that we will enter into with the trustee named in the senior indenture. We will issue the subordinated debt securities under the subordinated indenture that we will enter into with the trustee named in the subordinated indenture. The indentures will be qualified under the Trust Indenture Act of 1939. We use the term “trustee” to refer to either the trustee under the senior indenture or the trustee under the subordinated indenture, as applicable. We have filed forms of indentures to the registration statement of which this prospectus is a part, and supplemental indentures and forms of debt securities containing the terms of the debt securities being offered will be filed as exhibits to the registration statement of which this prospectus is a part or will be incorporated by reference from reports that we file with the SEC.

The following summaries of material provisions of the senior debt securities, the subordinated debt securities and the indentures are subject to, and qualified in their entirety by reference to, all of the provisions of the indenture applicable to a particular series of debt securities. We urge you to read the applicable prospectus supplements and any related free writing prospectuses related to the debt securities that we may offer under this prospectus, as well as the complete indentures that contain the terms of the debt securities. Except as we may otherwise indicate, the terms of the senior indenture and the subordinated indenture are identical.

General

We will describe in the applicable prospectus supplement the terms of the series of debt securities being offered, including:

•	the title;

•	the principal amount being offered, and if a series, the total amount authorized and the total amount outstanding;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of debt securities in global form, the terms and who the depositary will be;

•	the maturity date;

•

whether and under what circumstances, if any, we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes, and whether we can redeem the debt securities if we have to pay such additional amounts;

•

the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be payable;

•	restrictions on transfer, sale or other assignment, if any;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•

the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions and the terms of those redemption provisions;

•

the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities and the currency or currency unit in which the debt securities are payable;

•	whether the indenture will restrict our ability and/or the ability of our subsidiaries to:

•	incur additional indebtedness;

•	issue additional securities;

•	create liens;

•	pay dividends and make distributions in respect of our capital stock and the capital stock of our subsidiaries;

•	redeem capital stock;

•	place restrictions on our subsidiaries’ ability to pay dividends, make distributions or transfer assets;

•	make investments or other restricted payments;

•	sell or otherwise dispose of assets;

•	enter into sale-leaseback transactions;

•	engage in transactions with stockholders and affiliates;

•	issue or sell stock of our subsidiaries; or

•	effect a consolidation or merger;

•	whether the indenture will require us to maintain any interest coverage, fixed charge, cash flow-based, asset-based or other financial ratios;

•	a discussion of any material United States federal income tax considerations applicable to the debt securities;

•	information describing any book-entry features;

•	provisions for a sinking fund purchase or other analogous fund, if any;

•	the applicability of the provisions in the indenture on discharge;

•

whether the debt securities are to be offered at a price such that they will be deemed to be offered at an “original issue discount” as defined in paragraph (a) of Section 1273 of the Internal Revenue Code;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;

•	the currency of payment of debt securities if other than U.S. dollars and the manner of determining the equivalent amount in U.S. dollars; and

•

any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any additional events of default or covenants provided with respect to the debt securities, and any terms that may be required by us or advisable under applicable laws or regulations.

Conversion or Exchange Rights

We will set forth in the prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for our common stock or our other securities, if applicable. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of our common stock or our other securities that the holders of the series of debt securities receive would be subject to adjustment.

Consolidation, Merger or Sale

Unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, the indentures will not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indentures or the debt securities, as appropriate. If the debt securities are convertible into or exchangeable for our other securities or securities of other entities, the person with whom we consolidate or merge or to whom we sell all of our property must make provisions for the conversion of the debt securities into securities that the holders of the debt securities would have received if they had converted the debt securities before the consolidation, merger or sale.

Events of Default Under the Indenture

Unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, the following are events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and payable and our failure continues for 30 days and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, premium or sinking fund payment, if any, when due and payable and the time for payment has not been extended or delayed;

•

if we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant specifically relating to another series of debt securities, and our failure continues for 60 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur.

If an event of default with respect to debt securities of any series occurs and is continuing, other than an event of default specified in the last bullet point above, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If an event of default specified in the last bullet point above occurs with respect to us, the principal amount of and accrued interest, if any, of each issue of debt securities then outstanding shall be due and payable without any notice or other action on the part of the trustee or any holder.

The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•

subject to its duties under the Trust Indenture Act of 1939, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

•	A holder of the debt securities of any series will have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies only if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to that series;

•

the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the trustee to institute the proceeding as trustee; and

•

the trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 90 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

We will periodically file statements with the trustee regarding our compliance with specified covenants in the indentures.

Modification of Indenture; Waiver

We and the trustee may change an indenture without the consent of any holders with respect to specific matters:

•	to cure any ambiguity, omission, defect or inconsistency in the indenture;

•	to comply with the provisions described above under “Description of Debt Securities—Consolidation, Merger or Sale”;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	to secure the debt securities or any series;

•	to add to the covenants of the Company for the benefit of the holders of debt securities or to surrender any right or power herein conferred upon the Company;

•	to make any change that does not adversely affect the rights of any holder of debt securities in any material respect;

•	to provide for the issuance of and establish the form and terms and conditions of debt securities of any series as permitted by the indenture;

•

to evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts created thereunder by more than one trustee; or

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, we and the trustee may make the following changes only with the consent of each holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of debt securities;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or reducing any premium payable upon the redemption of any debt securities; or

•	reducing the percentage of debt securities, the holders of which are required to consent to any amendment, supplement, modification or waiver.

Discharge

Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for specified obligations, including obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	recover excess money held by the trustee;

•	compensate and indemnify the trustee; and

•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Transfer and Exchange

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as depositary, or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement. Except as set forth under the heading “Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.

Certificated Debt Securities. You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may effect the transfer of certificated debt securities and the right to receive the principal of and interest on, certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

Global Debt Securities and Book-Entry System. Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary.

We will require the depositary to agree to follow the following procedures with respect to book-entry debt securities.

Ownership of beneficial interests in book-entry debt securities will be limited to persons who have accounts with the depositary for the related global debt security, which we refer to as participants, or persons who may hold interests through participants. Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

We will make payments of principal of, and premium and interest on, book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. Rainmaker, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

We expect that the depositary, upon receipt of any payment of principal of, and premium or interest on, a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

We have obtained the foregoing information concerning the depositary and the depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

Information Concerning the Trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check that we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in the applicable prospectus supplement, we will designate the corporate trust office of the trustee in the City of New York as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

All money we pay to a paying agent or the trustee for the payment of the principal of or any premium or interest on any debt securities that remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment thereof.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable.

Subordination of Subordinated Debt Securities

The subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated debt securities that we may issue, nor does it limit us from issuing any other secured or unsecured debt.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, preferred stock or common stock. We may issue warrants independently or together with any other securities we offer under a prospectus supplement. The warrants may be attached to or separate from the securities. We may issue each series of warrants under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent. The statements made in this section relating to the warrant agreement are summaries only. These summaries are not complete. When we issue warrants, we will provide the specific terms of the warrants and the applicable warrant agreement in a prospectus supplement. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement. For more detail, we refer you to the applicable warrant agreement itself, which we will file as an exhibit to, or incorporate by reference in, the registration statement.

Debt Warrants

We will describe in the applicable prospectus supplement the terms of the debt warrants being offered, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including:

•	the title of the debt warrants;

•	the aggregate number of the debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the currencies in which the debt warrants are being offered;

•

the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each security;

•	the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of each debt warrant, and the price at which the principal amount of the debt securities may be purchased upon exercise;

•	the terms of any rights to redeem or call the debt warrants;

•	the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of the debt warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any;

•	a discussion of the material United States federal income tax considerations applicable to the exercise of the debt warrants; and

•	any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

Holders may exchange debt warrant certificates for new debt warrant certificates of different denominations, and may exercise debt warrants at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the securities purchasable upon the exercise and will not be entitled to payments of principal, premium or interest on the securities purchasable upon the exercise of debt warrants.

Equity Warrants

We will describe in the applicable prospectus supplement the terms of the preferred stock warrants or common stock warrants being offered, the warrant agreement relating to the preferred stock warrants or common stock warrants and the warrant certificates representing the preferred stock warrants or common stock warrants, including:

•	the title of the warrants;

•	the securities for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	the currencies in which the warrants are being offered;

•	if applicable, the number of warrants issued with each share of preferred stock or share of common stock;

•	if applicable, the date on and after which the warrants and the related preferred stock or common stock will be separately transferable;

•	the terms of any rights to redeem or call the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants which may be exercised at any time;

•	information with respect to book-entry procedures, if any;

•	a discussion of the material United States federal income tax considerations applicable to exercise of the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Unless otherwise provided in the applicable prospectus supplement, holders of equity warrants will not be entitled, by virtue of being such holders, to vote, consent, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as stockholders.

Except as provided in the applicable prospectus supplement, the exercise price payable and the number of shares of common stock or preferred stock purchasable upon the exercise of each warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of common stock or preferred stock or a stock split, reverse stock split, combination, subdivision or reclassification of common stock or preferred stock. In lieu of adjusting the number of shares of common stock or preferred stock purchasable upon exercise of each warrant, we may elect to adjust the number of warrants. Unless otherwise provided in the applicable prospectus supplement, no adjustments in the number of shares purchasable upon exercise of the warrants will be required until all cumulative adjustments require an adjustment of at least 1% thereof. We may, at our option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of warrants, but we will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, except as otherwise provided in the applicable prospectus supplement, in case of any consolidation, merger, or sale or conveyance of our property as an entirety or substantially as an entirety, the holder of each outstanding warrant will have the right to the kind and amount of shares of stock and other securities and property, including cash, receivable by a holder of the number of shares of common stock or preferred stock into which each warrant was exercisable immediately prior to the particular triggering event.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase for cash at the exercise price provided in the applicable prospectus supplement the principal amount of debt securities or shares of preferred stock or shares of common stock being offered. Holders may exercise warrants at any time up to the close of business on the expiration date provided in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void.

Holders may exercise warrants as described in the prospectus supplement relating to the warrants being offered. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities, shares of preferred stock or shares of common stock purchasable upon the exercise of the warrant. If less than all of the warrants represented by the warrant certificate are exercised, we will issue a new warrant certificate for the remaining warrants.

Governing Law

Unless we provide otherwise in the applicable prospectus supplement, the warrants and warrant agreements will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

DESCRIPTION OF UNITS

General

We may issue units comprised of one or more debt securities, shares of common stock, shares of preferred stock and/or warrants in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date. The statements made in this section relating to the unit agreement are summaries only. These summaries are not complete. When we issue units, we will provide the specific terms of the units and the applicable unit agreement in a prospectus supplement. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement. For more detail, we refer you to the applicable unit agreement itself, which we will file as an exhibit to, or incorporate by reference in, the registration statement.

We will describe in the applicable prospectus supplement the terms of the series of units being offered, including:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions of the governing unit agreement that differ from those described below; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

The provisions described in this section, as well as those described under “Description of Capital Stock,” “Description of Debt Securities” and “Description of Warrants” will apply to each unit and to any common stock, preferred stock, debt security or warrant included in each unit, respectively.

Issuance in Series

We may issue units in such amounts and in such numerous distinct series as we determine.

Enforceability of Rights by Holders of Units

Each unit agent will act solely as our agent under the applicable unit agreement and will not assume any obligation or relationship of agency or trust with any holder of any unit. A single bank or trust company may act as unit agent for more than one series of units. A unit agent will have no duty or responsibility in case of any default by us under the applicable unit agreement or unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a unit may, without the consent of the related unit agent or the holder of any other unit, enforce by appropriate legal action its rights as holder under any security included in the unit.

Title

We, and any unit agent and any of their agents, may treat the registered holder of any unit certificate as an absolute owner of the units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the units so requested, despite any notice to the contrary.

PLAN OF DISTRIBUTION

We may sell the securities (1) to or through underwriters or dealers, (2) through agents, and/or (3) directly to one or more purchasers. We may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.

If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement that the underwriter will use to make resales of the securities to the public. The obligations of the underwriter to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions. In addition, we may offer the securities to the public through underwriting syndicates represented by managing underwriters or underwriters without a syndicate. We may also use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in the prospectus supplement that names the underwriter.

We will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities related to the offering of the securities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

If we so specify in the applicable prospectus supplement, we will authorize underwriters, dealers and agents to solicit offers by institutions to purchase the securities under contracts providing for payment and delivery on future dates. The institutions with which the contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The purchasers’ obligations under the contracts will not be subject to any conditions except that:

•	the purchase of the securities may not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject; and

•	if the securities are also being sold to underwriters, we will have sold to the underwriters the securities not sold for delayed delivery.

The underwriters, dealers and agents will not be responsible for the validity or performance of the contracts. We will provide in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the securities.

The securities may or may not be listed on a national securities exchange. To facilitate the offering of the securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering of the securities may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Any underwriters who are qualified market makers on the Nasdaq Global Market may engage in passive market making transactions in the securities on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act, during the business day prior to the pricing of the offering of the securities, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

In compliance with guidelines of the Financial Industry Regulatory Authority (“FINRA”), the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this registration statement and any applicable prospectus supplement.

The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, Palo Alto, California.

EXPERTS

The financial statements and schedule as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Copies of the reports, proxy and information statements and other information may also be examined without charge at the Public Reference Room of the SEC, 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of all or a portion of such materials can be obtained from the Public Reference Room of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room.

We also make available free of charge through our internet website at http://www.rmkr.com our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. The information contained on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We will provide you with a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus at no cost to you upon written or oral request to:

Rainmaker Systems, Inc.

900 East Hamilton Avenue, Suite 400

Campbell, CA 95008

Attention: Steve Valenzuela

Chief Financial Officer

Telephone: (408) 626-3800

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below that we have filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on March 31, 2010;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 filed with the SEC on May 17, 2010, August 13, 2010 and November 12, 2010, respectively;

•

Our Current Reports on Form 8-K filed with the SEC on January 6, 2010, February 11, 2010, March 1, 2010, March 11, 2010, April 2, 2010, May 25, 2010, September 27, 2010, October 4, 2010, November 30, 2010, and December 8, 2010; and

•	Our definitive proxy statement on Schedule 14A filed with the SEC on April 9, 2010.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement, or (ii) after the date of this prospectus until we sell all of the securities covered by this prospectus or the sale of securities by us pursuant to this prospectus is terminated.